Exhibit 99.12
Standalone

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (‘the Company’) as at 31 March 2010, the Profit and Loss Account of the Company for the quarter and year ended on that date and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)
in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards prescribed by the Companies (Accounting Standards) Rules, 2006, to the extent applicable; and

(e)
in our opinion and to the best of our information and according to the explanations given to us, the said accounts give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2010;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the quarter and year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership number: 32815

Bangalore
13 April 2010

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore
Balance Sheet as at March 31,	Schedule	2010	2009
SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	287	286
Reserves and surplus	2	21,749	17,523
		22,036	17,809
DEFERRED TAX LIABILITIES	5	232	37
		22,268	17,846
APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		6,357	5,986
Less: Accumulated depreciation and amortization		2,578	2,187
Net book value		3,779	3,799
Add: Capital work-in-progress		409	615
		4,188	4,414
INVESTMENTS	4	4,636	1,005
DEFERRED TAX ASSETS	5	313	139
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,244	3,390
Cash and bank balances	7	9,797	9,039
Loans and advances	8	3,888	3,164
		16,929	15,593
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,763	1,507
Provisions	10	2,035	1,798
NET CURRENT ASSETS		13,131	12,288
		22,268	17,846
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Balance Sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Claude Smadja Director	Dr. Omkar Goswami Director	Rama Bijapurkar Director

	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 13, 2010	Parvatheesam K. Company Secretary

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore, except per share data
Profit and Loss account for the	Schedule	Quarter ended March 31,		Year ended March 31,
		2010	2009	2010	2009
Income from software services and products		5,500	5,253	21,140	20,264
Software development expenses	11	3,038	2,869	11,559	11,145
GROSS PROFIT		2,462	2,384	9,581	9,119
Selling and marketing expenses	12	266	221	974	933
General and administration expenses	13	302	335	1,247	1,280
		568	556	2,221	2,213

OPERATING PROFIT BEFORE DEPRECIATION		1,894	1,828	7,360	6,906
Depreciation		194	209	807	694
OPERATING PROFIT		1,700	1,619	6,553	6,212

Other income, net	14	190	248	910	504
Provision for investments		(10)	–	(9)	2
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		1,900	1,867	7,472	6,714
Provision for taxation (refer to note 23.2.11)	15	518	298	1,717	895
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM		1,382	1,569	5,755	5,819
Income on sale of investments, net of taxes (refer to note 23.2.26)		48	–	48	–
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		1,430	1,569	5,803	5,819

Balance Brought Forward		14,008	10,222	10,305	6,642
Less: Residual dividend paid		–	–	–	1
Dividend tax on the above		–	–	–	–
		14,008	10,222	10,305	6,641

AMOUNT AVAILABLE FOR APPROPRIATION		15,438	11,791	16,108	12,460
Dividend
Interim dividend		–	–	573	572
Final dividend		861	773	861	773
Total Dividend		861	773	1,434	1,345
Dividend tax		143	131	240	228
Amount transferred to general reserve		580	582	580	582
Amount transferred to capital reserve		48	–	48	–
Balance in profit and loss account		13,806	10,305	13,806	10,305
		15,438	11,791	16,108	12,460
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Before exceptional item
Basic		24.07	27.38	100.37	101.65
Diluted		24.06	27.35	100.26	101.48
After exceptional item
Basic		24.92	27.38	101.22	101.65
Diluted		24.90	27.35	101.10	101.48

Number of shares used in computing earnings per share *
Basic		57,36,75,913	57,27,46,241	57,33,09,523	57,24,90,211
Diluted		57,41,22,644	57,33,87,566	57,39,49,631	57,34,63,181
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* Refer to note 23.2.19
Notes: The schedules referred to above are an integral part of the Profit and Loss account.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Claude Smadja Director	Dr. Omkar Goswami Director	Rama Bijapurkar Director

	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 13, 2010	Parvatheesam K. Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Cash Flow statement for the year ended March 31,	Schedule	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional item		7,472	6,714
Adjustments to reconcile net profit before tax to cash provided by operating activities
Provision for investments		(9)	–
Depreciation		807	694
Interest and dividend income		(844)	(838)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		68	(73)
Changes in current assets and liabilities
Sundry debtors		146	(297)
Loans and advances	16	(363)	(512)
Current liabilities and provisions	17	252	304
		7,529	5,992
Income taxes paid	18	(1,653)	(840)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,876	5,152
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(581)	(1,177)
Investments in subsidiaries	20 (a)	(120)	(41)
Investments in other securities	20 (b)	(3,497)	–
Interest and dividend received	21	831	1,023
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(3,367)	(195)
Proceeds on sale of long term investments, net of taxes (refer to note 23.2.26)		53	–
NET CASH USED IN INVESTING ACTIVITIES		(3,314)	(195)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		88	64
Dividends paid including residual dividend		(1,346)	(2,132)
Dividend tax paid		(228)	(362)
NET CASH USED IN FINANCING ACTIVITIES		(1,486)	(2,430)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(68)	73
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,008	2,600
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		10,289	7,689
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	22	11,297	10,289
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Cash Flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna Partner Membership No. 32815	N. R. Narayana Murthy Chairman and Chief Mentor	S. Gopalakrishnan Chief Executive Officer and Managing Director	S. D. Shibulal Chief Operating Officer and Director	Deepak M. Satwalekar Director

	Prof. Marti G. Subrahmanyam Director	Claude Smadja Director	Dr. Omkar Goswami Director	Rama Bijapurkar Director

	Sridar A. Iyengar Director	David L. Boyles Director	Prof. Jeffrey S. Lehman Director	K.V.Kamath Director

	K. Dinesh Director	T. V. Mohandas Pai Director	Srinath Batni Director	V. Balakrishnan Chief Financial Officer

Bangalore April 13, 2010	Parvatheesam K. Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at March 31,		2010	2009
1	SHARE CAPITAL
	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300
	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	287	286
	57,38,25,192 (57,28,30,043) equity shares fully paid up
	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		287	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.10
	Also refer to note 23.2.19 for details of basic and diluted shares
2	RESERVES AND SURPLUS

	Capital reserve	6	6
	Add: Transferred from Profit and Loss account	48	–
		54	6
	Share premium account - Opening balance	2,925	2,851
	Add: Receipts on exercise of employee stock options	87	64
	Income tax benefit arising from exercise of stock options	10	10
		3,022	2,925
	General reserve - Opening balance	4,287	3,705
	Add: Transferred from Profit and Loss account	580	582
		4,867	4,287
	Balance in Profit and Loss account	13,806	10,305
		21,749	17,523

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet

3 FIXED ASSETS
in Rs. crore except as otherwise stated
Description	Original cost				Depreciation and amortization				Net book value
	As at April 1,2009	Additions during the year	Deductions/ Retirement during the year	As at March 31, 2010	As at April 1, 2009	For the year	Deductions during the year	As at March 31, 2010	As at March 31, 2010	As at March 31, 2009
Land : Free-hold	172	6	–	178	–	–	–	–	178	172
Leasehold	101	37	–	138	–	–	–	–	138	101
Buildings*	2,863	346	–	3,209	532	205	–	737	2,472	2,331
Plant and machinery *	1,100	177	128	1,149	487	238	128	597	552	613
Computer equipment *	1,076	140	179	1,037	833	228	179	882	155	243
Furniture and fixtures *	658	80	109	629	321	135	109	347	282	337
Vehicles	4	1	–	5	2	1	–	3	2	2
Intellectual property right	12	–	–	12	12	–	–	12	–	–
	5,986	787	416	6,357	2,187	807	416	2,578	3,779	3,799
Previous year	4,508	1,822	344	5,986	1,837	694	344	2,187	3,799
Note: 1) Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
        2) During the year ended March 31, 2010 and 2009, certain assets which were old and not in use having gross book value of Rs. 387 crore and Rs. 344 crore respectively (net book value nil) were retired.
* Includes certain assets provided on operating lease to Infosys BPO, a subsidiary. Refer to note 23.2.6 for details

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at March 31,		2010	2009
4	INVESTMENTS*
	Long- term investments– at cost
	Trade (unquoted)
	Other investments	6	11
	Less: Provision for investments	2	11
		4	–
	Non-trade (unquoted)
	Subsidiaries
	Infosys BPO Limited**
	3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	65	65
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value, fully paid	66	66
	Infosys Consulting, Inc., USA
	5,50,00,000 (4,50,00,000) common stock of USD 1.00 par value, fully paid	243	193
	Infosys Technologies, S. De R.L. De C.V., Mexico
	10,99,99,990 (5,99,99,990) shares of MXN 1.00 par value, fully paid	40	22
	Infosys Technologies Sweden AB
	1,000 (Nil) equity shares of SEK 100 par value, fully paid	–	–
	Infosys Technologies DO Brasil LTDA
	1,07,16,997 (Nil) shares of BRL 1.00 par value, fully paid	28	–
	Infosys Public Services, Inc
	1,00,00,000 (Nil) common stock of USD 0.50 par value, fully paid	24	–
		1,125	1,005
	Current investments – at the lower of cost and fair value
	Non-trade (unquoted)
	Liquid mutual fund units	2,317	–
	Certificates of deposit***	1,190	–
		3,507	–
		4,636	1,005
	Aggregate amount of unquoted investments	4,636	1,005
	* Refer to note 23.2.15 for details of investments
	** Investments include 13,36,331 (16,04,867) options of Infosys BPO
	*** Includes accrued interest of Rs. 10 crore (Nil)
5	DEFERRED TAXES
	Deferred tax assets
	Fixed assets	201	118
	Sundry debtors	28	8
	Other assets	84	13
		313	139
	Deferred tax liabilities
	Branch profit tax	232	37
		232	37
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered doubtful	79	39
	Other debts
	Unsecured
	Considered good**	3,244	3,390
	Considered doubtful	21	66
		3,344	3,495
	Less: Provision for doubtful debts	100	105
		3,244	3,390
	* Includes dues from companies where directors are interested	11	8
	** Includes dues from subsidiaries (refer to note 23.2.7)	56	5
7	CASH AND BANK BALANCES
	Cash on hand	–	–
	Balances with scheduled banks **
	In current accounts *	153	101
	In deposit accounts	8,868	8,234
	Balances with non-scheduled banks **
	In current accounts	776	704
		9,797	9,039
	*Includes balance in unclaimed dividend account (refer to note 23.2.23.a)	2	2
	**Refer to note 23.2.12 for details of balances with scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	46	51
	Advances
	Prepaid expenses	25	27
	For supply of goods and rendering of services	5	6
	Advance to gratuity trust	2	–
	Withholding and other taxes receivable	321	149
	Others	13	4
		412	237
	Unbilled revenues	789	738
	Advance income taxes	641	268
	MAT credit entitlement (refer to note 23.2.11)	–	262
	Interest accrued but not due	4	1
	Loans and advances to employees
	Housing and other loans	38	43
	Salary advances	62	62
	Electricity and other deposits	60	37
	Rental deposits	13	13
	Deposits with financial institutions (refer to note 23.2.13)	1,781	1,503
	Mark-to-market gain on forward and options contracts	88	–
		3,888	3,164
	Unsecured, considered doubtful
	Loans and advances to employees	2	2
		3,890	3,166
	Less: Provision for doubtful loans and advances to employees	2	2
		3,888	3,164
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services *	96	35
	Accrued salaries and benefits
	Salaries	25	38
	Bonus and incentives	421	345
	For other liabilities
	Provision for expenses	375	381
	Retention monies	66	50
	Withholding and other taxes payable	235	206
	Mark-to-market loss on forward and options contracts	–	98
	Gratuity obligation - unamortised amount relating to plan amendment	26	29
	Others #	8	6
		1,252	1,188
	Advances received from clients	7	5
	Unearned revenue	502	312
	Unclaimed dividend	2	2
		1,763	1,507
	*Includes dues to subsidiaries (refer to note 23.2.7)	95	21
	# Includes deposits received from subsidiary (refer to note 23.2.7)	7	3
10	PROVISIONS
	Proposed dividend	861	773
	Provision for
	Tax on dividend	143	131
	Income taxes *	719	575
	Unavailed leave	239	244
	Post-sales client support and warranties**	73	75
		2,035	1,798
	* Refer to note 23.2.11
	** Refer to note 23.2.20

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to Profit and Loss account for the		Quarter ended March 31,		Year ended March 31,
		2010	2009	2010	2009
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	2,301	2,254	8,834	8,583
	Overseas group health insurance	37	34	138	140
	Contribution to provident and other funds	61	52	244	212
	Staff welfare	7	9	28	60
	Technical sub-contractors - subsidiaries	346	218	1,210	861
	Technical sub-contractors - others	96	71	269	305
	Overseas travel expenses	81	87	309	390
	Visa charges and others	18	15	92	116
	Software packages
	For own use	55	66	309	274
	For service delivery to clients	1	14	17	41
	Communication expenses	10	15	45	56
	Computer maintenance	6	5	22	23
	Consumables	6	5	22	20
	Rent	5	6	22	25
	Provision for post-sales client support and warranties	8	18	(2)	39
		3,038	2,869	11,559	11,145
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	206	178	750	675
	Overseas group health insurance	–	1	3	5
	Contribution to provident and other funds	1	–	4	2
	Staff welfare	1	–	2	4
	Overseas travel expenses	24	14	80	90
	Visa charges and others	1	–	2	2
	Traveling and conveyance	1	1	3	3
	Commission charges	3	5	16	21
	Brand building	14	7	55	62
	Professional charges	5	4	22	21
	Rent	3	3	12	13
	Marketing expenses	3	2	11	15
	Telephone charges	3	4	11	14
	Communication expenses	–	1	1	2
	Printing and stationery	–	–	1	1
	Advertisements	–	1	–	2
	Sales promotion expenses	1	–	1	1
		266	221	974	933
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	85	78	329	275
	Overseas group health insurance	–	–	1	–
	Contribution to provident and other funds	4	3	17	13
	Professional charges	67	47	220	207
	Telephone charges	26	33	106	139
	Power and fuel	31	28	122	125
	Traveling and conveyance	18	14	58	79
	Overseas travel expenses	2	3	9	13
	Visa charges and others	–	1	1	3
	Office maintenance	31	38	132	138
	Guest house maintenance	1	2	4	5
	Insurance charges	6	5	23	18
	Printing and stationery	2	1	8	9
	Donations	9	2	43	21
	Rent	7	7	28	22
	Advertisements	1	1	3	4
	Repairs to building	8	9	33	31
	Repairs to plant and machinery	9	5	31	21
	Rates and taxes	7	8	26	29
	Professional membership and seminar participation fees	3	2	8	9
	Postage and courier	2	2	8	8
	Books and periodicals	–	1	3	3
	Provision for bad and doubtful debts	(25)	22	(1)	74
	Provision for doubtful loans and advances	–	1	–	1
	Commission to non-whole time directors	2	2	6	6
	Freight charges	–	–	1	1
	Bank charges and commission	1	1	2	2
	Research grants	5	16	25	19
	Auditor's remuneration
	Statutory audit fees	–	1	1	1
	Certification charges	–	–	–	–
	Others	–	–	–	–
	Out of pocket expenses	–	–	–	–
	Miscellaneous expenses	–	2	–	4
		302	335	1,247	1,280
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	187	250	743	836
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	29	2	101	2
	Miscellaneous income, net**	5	5	27	38
	Gains / (losses) on foreign currency, net	(31)	(9)	39	(372)
		190	248	910	504
	*includes tax deducted at source	16	50	95	179
	**refer to note 23.2.6, 23.2.14 and note 23.2.25
15	PROVISION FOR TAXATION
	Income taxes*	623	265	1,984	991
	MAT credit entitlement	(278)	18	(288)	(93)
	Deferred taxes	173	15	21	(3)
		518	298	1,717	895
	*Refer to note 23.2.11

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore, except as otherwise stated
Schedules to Cash Flow statements for the year ended March 31,		2010	2009
16	CHANGE IN LOANS AND ADVANCES
	As per the balance sheet*	3,888	3,164
	Less: Gratuity obligation - unamortised amount relating to plan amendment**	26	29
	Deposits with financial institutions included in cash and cash equivalents***	1,500	1,250
	Interest accrued but not due	4	1
	MAT credit entitlement	–	262
	Advance income taxes	641	268
		1,717	1,354
	Less: Opening balance considered	1,354	842
		363	512
	* includes loans to subsidiary and net of gratuity transitional liability
	** refer to Note 23.2.21
	*** Excludes restricted deposits held with LIC of Rs. 281 crore (Rs. 253 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the balance sheet	3,798	3,305
	Less: Unclaimed dividend	2	2
	Gratuity obligation - unamortised amount relating to plan amendment	26	29
	Provisions separately considered in Cash Flow statement
	Income taxes	719	575
	Proposed dividend	861	773
	Tax on dividend	143	131
		2,047	1,795
	Less: Opening balance considered	1,795	1,491
		252	304
18	INCOME TAXES PAID

	Charge as per the profit and loss account	1,717	895
	Add/(Less) : Increase/(Decrease) in advance income taxes	373	53
	Increase/(Decrease) in deferred taxes	(21)	3
	Increase/(Decrease) in MAT credit entitlement	(262)	93
	Income tax benefit arising from exercise of stock options	(10)	(10)
	(Increase)/Decrease in income tax provision	(144)	(194)
		1,653	840
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet	787	1,822
	Less: Opening capital work-in-progress	615	1,260
	Add: Closing capital work-in-progress	409	615
		581	1,177
20 (a)	INVESTMENTS IN SUBSIDIARIES *
	As per the balance sheet	1,125	1,005
	Less: Opening balance considered	1,005	964
		120	41
	* Refer to note 23.2.15 for investment made in subsidiaries
20 (b)	INVESTMENTS IN SECURITIES *
	As per the balance sheet	3,507	–
	Less: Closing balance of interest accrued on certificates of deposit	10	–
		3,497	–
	* Refer to note 23.2.15 for investment and redemptions
21	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	844	838
	Add: Opening interest accrued but not due	1	186
	Less: Closing balance of interest accrued on certificates of deposit	10	–
	Closing interest accrued but not due	4	1
		831	1,023
22	CASH AND CASH EQUIVALENTS AT THE END
	As per the balance sheet	9,797	9,039
	Add: Deposits with financial institutions (excluding interest accrued and not due)*	1,500	1,250
		11,297	10,289
	* Excludes restricted deposits held with LIC of Rs. 281 crore (Rs. 253 crore) for funding leave liability (refer to note 23.2.23b)

Schedules to the Financial Statements for the quarter and year ended March 31, 2010

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the Company") along with its majority-owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting Inc. ("Infosys Consulting"), Infosys Technologies S. de R. L. de C. V. ("Infosys Mexico"), Infosys Technologies (Sweden) AB. ("Infosys Sweden"), Infosys Tecnologia DO Brasil LTDA. ("Infosys Brasil") and Infosys Public Services, Inc, USA ("Infosys Public Services") is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements

These interim financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). These financial statements should be read in conjunction with the annual financial statements for the year ended March 31, 2010. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

These financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of financial statements as laid down under the Accounting Standard (AS) 25, “Interim Financial Reporting”.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Profit and Loss account.
Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a. Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b. Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, “Employee Benefits”. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Profit and Loss account in the period in which they arise.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ("the Plan") which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees’ Superannuation Fund Trust ("the Superannuation Trust"). The Company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Superannuation Trust.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.
Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.
Effective April 1, 2008, the Company adopted AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Profit and Loss account. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Profit and Loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Profit and Loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

23.1.16. Leases

Lease under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the profit and loss account over the lease term.

23.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.
The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows
in Rs. Crore
	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Salaries and bonus including overseas staff expenses	2,592	2,510	9,913	9,533
Contribution to provident and other funds	66	55	265	227
Staff welfare	8	9	30	64
Overseas group health insurance	37	35	142	145
Overseas travel expenses	107	104	398	493
Visa charges and others	19	16	95	121
Traveling and conveyance	19	15	61	82
Technical sub-contractors - subsidiaries	346	218	1,210	861
Technical sub-contractors - others	96	71	269	305
Software packages
For own use	55	66	309	274
For service delivery to clients	1	14	17	41
Professional charges	72	51	242	228
Telephone charges	29	37	117	153
Communication expenses	10	16	46	58
Power and fuel	31	28	122	125
Office maintenance	31	38	132	138
Guest house maintenance	1	2	4	5
Commission charges	3	5	16	21
Brand building	14	7	55	62
Rent	15	16	62	60
Insurance charges	6	5	23	18
Computer maintenance	6	5	22	23
Printing and stationery	2	1	9	10
Consumables	6	5	22	20
Donations	9	2	43	21
Advertisements	1	2	3	6
Marketing expenses	3	2	11	15
Repairs to building	8	9	33	31
Repairs to plant and machinery	9	5	31	21
Rates and taxes	7	8	26	29
Professional membership and seminar participation fees	3	2	8	9
Postage and courier	2	2	8	8
Provision for post-sales client support and warranties	8	18	(2)	39
Books and periodicals	–	1	3	3
Provision for bad and doubtful debts	(25)	22	(1)	74
Provision for doubtful loans and advances	–	1	–	1
Commission to non-whole time directors	2	2	6	6
Sales promotion expenses	1	–	1	1
Freight charges	–	–	1	1
Bank charges and commission	1	1	2	2
Auditor's remuneration
Statutory audit fees	–	1	1	1
Certification charges	–	–	–	–
Others	–	–	–	–
Out-of-pocket expenses	–	–	–	–
Research grants	5	16	25	19
Miscellaneous expenses	–	2	–	4
	3,606	3,425	13,780	13,358

23.2.2. Capital commitments and contingent liabilities
in Rs. crore
	As at March 31,
Particulars	2010	2009
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	267	344
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	3	3
Claims against the Company, not acknowledged as debts*	28	3
[Net of amount paid to statutory authorities Rs. 241 crore (Rs. 200 crore)]

	in million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding
In USD	228	1,024	245	1,243
In Euro	16	97	20	135
In GBP	7	48	15	109
In AUD	3	12	–	–
Options contracts outstanding
In USD	200	898	173	877
* Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 214 crore (Rs. 197 crore), including interest of Rs. 39 crore (Rs. 43 crore) upon completion of their tax review for fiscal 2005 and fiscal 2006. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2005 and 2006 is pending before the Commissioner of Income tax (Appeals) Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations.

As of the Balance Sheet date, the company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Rs. 891 crore. (Rs. 1,136 crore as at March 31, 2009).

23.2.3. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)
in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Capital goods	33	56	91	207
Software packages	3	5	10	8
	36	61	101	215

23.2.5. Activity in foreign currency
in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Earnings in foreign currency (on receipts basis)
Income from software services and products	5,316	5,106	21,072	19,812
Interest received from banks and others	1	5	3	24
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	115	101	404	480
Professional charges	47	35	150	124
Technical sub-contractors - subsidiaries	346	218	1,210	861
Overseas salaries and incentives	1,526	1,518	5,950	5,878
Other expenditure incurred overseas for software development	197	243	675	700
Net earnings in foreign currency	3,086	2,996	12,686	11,793

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Lease rentals recognized during the period	15	16	62	60

in Rs. crore
	As at March 31,
Lease obligations payable:	2010	2009
Within one year of the balance sheet date	48	46
Due in a period between one year and five years	149	154
Due after five years	24	30

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2010 and March 31, 2009 :
in Rs. crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	59	21	38
	59	17	42
Plant and machinery	18	15	3
	18	12	6
Computer equipment	1	1	–
	1	1	–
Furniture and fixtures	3	2	1
	3	2	1
Total	81	39	42
	81	32	49

The aggregate depreciation charged on the above assets during the quarter and year ended March 31, 2010 amounted to Rs. 2 crore and Rs. 7 crore, respectively (Rs. 2 crore and Rs. 8 crore for the quarter and year ended March 31, 2009, respectively).

The rental income from Infosys BPO for the quarter and year ended March 31, 2010 amounted to Rs. 4 crore and Rs. 16 crore, respectively. (Rs. 4 crore and Rs. 16 crore for the quarter and year ended March 31, 2009, respectively.)

23.2.7. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding, as at March 31,
		2010	2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys BPO s. r. o *	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o *	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited *	Thailand	99.98%	99.98%
Mainstream Software Pty Limited**	Australia	100%	100%
Infosys Sweden ***	Sweden	100%	–
Infosys Brasil ****	Brazil	100%	–
Infosys Consulting *****	USA	100%	100%
Infosys Mexico #	Mexico	100%	100%
Infosys Consulting India Limited ##	India	100%	–
Infosys Public Services, Inc. ###	USA	100%	–
McCamish Systems LLC ####	USA	99.98%	–

*	Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.
**	Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia.
***	During the year ended March 31, 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalized on July 8, 2009.
****	On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. Additionally during the quarter ended March 31, 2010 the Company invested Rs. 11 crore (BRL 4 million) in the subsidiary. As of March 31,2010 the company has invested an aggregate of Rs. 28 crore (BRL 11 million) in the subsidiary
*****	During the year ended March 31, 2010 the Company made an additional investment of Rs. 50 crore (USD 10 million) in Infosys Consulting, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009, the Company has invested an aggregate of Rs. 243 crore (USD 55 million) and Rs.193 crore (USD 45 million), respectively in the subsidiary.
During the year ended March 31, 2010 the Company made an additional investment of Rs 18 crore (Mexican Peso 50 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009 the Company has invested an aggregate of Rs. 40 crore (Mexican Peso 110 million) and Rs. 22 crore (Mexican Peso 60 million), respectively in the subsidiary.
##	On August 19, 2009 Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2010 Infosys Consulting has invested Rs. 1 crore in the subsidiary.
###	On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc. As of March 31, 2010 the company has invested Rs. 24 crore (USD 5 million) in the subsidiary.
####	On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the year and accounted as a business combination which resulted in goodwill of Rs. 227 crore.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries

Details of amounts due to or due from as at March 31, 2010 and March 31, 2009 :
in Rs. crore
Particulars	As at March 31,
	2010	2009
Loans and advances
Infosys China	46	51
Sundry debtors
Infosys China	19	–
Infosys Australia	7	4
Infosys Mexico	1	1
Infosys Consulting	26	–
Infosys Brazil	1	–
Infosys BPO (Including subsidiaries)	2	–
Sundry creditors
Infosys China	18	4
Infosys Australia	20	16
Infosys BPO (Including subsidiaries)	7	1
Infosys Consulting	43	–
Infosys Consulting India	1	–
Infosys Mexico	5	–
Infosys Sweden	1	–
Deposit taken for shared services
Infosys BPO	7	3

The details of the related party transactions entered into by the company and maximum dues from subsidiaries, in addition to the lease commitments described in note 23.2.6, for the quarter and year ended March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore
Particulars	Year ended March 31,
	2010	2009	2010	2009
Capital transactions:
Financing transactions
Infosys Consulting	–	–	50	22
Infosys China	–	19	–	19
Infosys Mexico	–	–	18	–
Infosys Brasil	11	–	28	–
Infosys Public Services	–	–	24	–
Loans/Advances
Infosys China	–	–	–	10
Revenue transactions:
Purchase of services
Infosys Australia	170	115	634	471
Infosys China	45	24	134	81
Infosys Consulting	111	69	378	275
Infosys Sweden	3	–	11	–
Infosys BPO (Including subsidiaries)	2	–	3	1
Infosys Brazil	3	–	5	–
Infosys Mexico	12	10	45	33
Purchase of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	8	17	53	32
Interest income
Infosys China	1	1	3	3
Sale of services
Infosys Australia	7	7	25	10
Infosys China	3	–	10	2
Infosys Consulting	8	–	25	4
Infosys BPO (Including subsidiaries)	–	1	–	1
Sale of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	19	15	71	53
Infosys Consulting	1	1	4	3
Maximum balances of loans and advances
Infosys Australia	47	35	51	35
Infosys China	48	51	48	51
Infosys BPO (Including subsidiaries)	–	–	4	–
Infosys Mexico	–	4	4	4
Infosys Consulting	35	26	35	26

During the quarter and year ended March 31, 2010, an amount of Rs. 14 crore and Rs. 34 crore (Rs. 5 crore and Rs. 20 crore for the quarter and year ended March 31, 2009) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the quarter and year ended March 31, 2010, an amount of Rs. 4 crore and Rs. 23 crore (Nil and Rs. 15 crore for the quarter and year ended March 31, 2009) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

23.2.8. Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the quarter and year ended March 31, 2010 and March 31, 2009 have been detailed in Schedule 23.4.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is:
in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Whole-time directors
Salary	2	2
Contribution to provident and other funds	–	–
Perquisites and incentives	7	6
Total remuneration	9	8

Non-Whole-time directors
Commission	6	6
Reimbursement of expenses	1	1
Total remuneration	7	7

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:
in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Net profit after tax before exceptional item	5,755	5,819
Add:
Whole-time directors' remuneration	9	8
Commission to non-whole time-directors	6	6
Provision for bad and doubtful debts	(1)	74
Provision for doubtful loans and advances	–	1
Depreciation as per books of accounts	807	694
Provision for taxation	1,717	895
	8,293	7,497
Less:
Depreciation as envisaged under Section 350 of the Companies Act*	807	694
Net profit on which commission is payable	7,486	6,803

Commission payable to non-whole-directors:
Maximum allowed as per the Companies Act, 1956 at 1%	75	68
Maximum approved by the share holders at 1% (1%)	75	68
Commission approved by the Board	6	6
* The company depreciates fixed assets based on estimated useful lives that are lower than those prescribed in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

During the year ended March 31, 2010 and March 31, 2009 Infosys BPO has provided for commission of Rs. 0.12 crore and Rs 0.12 crore to a non-whole-time director of Infosys.

23.2.9.  Research and development expenditure
in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Capital	–	–	3	31
Revenue	118	84	437	236

23.2.10. Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the quarter and year ended March 31, 2010 and March 31, 2009 are set out below.

	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
The 1998 Plan :
Options outstanding, beginning of period/year	4,17,812	11,22,317	9,16,759	15,30,447
Less: Exercised	1,73,013	1,14,578	6,14,071	4,55,586
Forfeited	2,535	90,980	60,424	1,58,102
Options outstanding, end of period/year	2,42,264	9,16,759	2,42,264	9,16,759
The 1999 Plan :
Options outstanding, beginning of period/year	3,55,241	10,09,755	9,25,806	14,94,693
Less: Exercised	1,16,946	73,962	3,81,078	3,78,699
Forfeited	33,831	9,987	3,40,264	1,90,188
Options outstanding, end of period/year	2,04,464	9,25,806	2,04,464	9,25,806

The weighted average share price of options exercised under the 1998 Plan during the quarter ended March 31, 2010 and March 31, 2009 was Rs. 2,646 and Rs. 1,302, respectively. The weighted average share price of options exercised under the 1999 Plan during the quarter ended March 31, 2010 and March 31, 2009 was Rs. 2,609 and Rs. 1,266, respectively.

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2010 and March 31, 2009 was Rs. 2,266 and Rs. 1,683, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2010 and March 31, 2009 was Rs. 2,221 and Rs. 1,566, respectively.

The following tables summarize information about the 1998 and 1999 share options outstanding as of March 31, 2010 and March 31, 2009 :

Range of exercise prices per share (Rs.)	Year ended March 31, 2010
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:
300-700	1,52,171	0.91	439
701-1,400	–	–	–
1,401-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

Range of exercise prices per share (Rs.)	Year ended March 31, 2009
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	3,37,790	1.46	567
701-1,400	4,93,048	1.56	980
1,401-2,100	76,641	0.46	1,693
2,101-2,800	6,880	0.13	2,453
2,801-4,200	2,400	0.02	2,899
	9,16,759	1.41	904
The 1999 Plan:
300-700	3,00,976	1.55	429
701-1,400	2,23,102	0.60	802
1,401-2,500	4,01,728	1.06	2,121
	9,25,806	1.11	1,253

The aggregate options considered for dilution are set out in note 23.2.19

Proforma accounting for stock option grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009

Net profit after exceptional item
As reported	1,430	1,569	5,803	5,819
Less: Stock-based employee compensation expense	–	2	1	7
Adjusted proforma	1,430	1,567	5,802	5,812
Basic earnings per share as reported	24.92	27.38	101.22	101.65
Proforma basic earnings per share	24.92	27.36	101.21	101.52
Diluted earnings per share as reported	24.90	27.35	101.10	101.48
Proforma diluted earnings per share	24.90	27.33	101.09	101.35

23.2.11. Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ("STPs") and Special Economic Zones ("SEZs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. For Fiscal 2008 and 2009, the company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In the current year, the company has calculated its tax liability under normal provisions of the Income Tax Act and utilised the brought forward MAT Credit.

During the quarter and year ended March 31, 2010, the company has provided for branch profit tax of Rs. 232 crore for its overseas branches, as the company estimates that these branch profits would be distributed in the foreseeable future. Further, the tax provision for the quarter and year ended March 31, 2010, includes a net tax reversal of Rs. 316 crore relating to SEZ units, for provisions no longer required.

23.2.12. Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:-
in Rs. crore
Balances with non-scheduled banks	As at March 31,
	2010	2009
In current accounts
ABN Amro Bank, Taiwan	2	2
Bank of America, USA	644	574
Citibank NA, Australia	24	33
Citibank NA, Singapore	–	7
Citibank NA, Thailand	1	1
Citibank NA, Japan	2	2
Deutsche Bank, Belgium	18	6
Deutsche Bank, Germany	12	5
Deutsche Bank, Moscow (U.S.dollar account)	1	–
Deutsche Bank, Netherlands	7	1
Deutsche Bank, France	1	1
Deutsche Bank, Switzerland	10	–
Deutsche Bank, Switzerland (U.S Dollar account)	1	–
Deutsche Bank, Singapore	1	–
Deutsche Bank, UK	29	58
Deutsche Bank, Spain	2	1
HSBC Bank, UK	1	7
Royal Bank of Canada, Canada	20	5
The Bank of Tokyo - Mitsubishi UFJ Ltd., Japan	–	1
	776	704

Details of balances as on balance sheet dates with scheduled banks:-
in Rs. crore
Balances with scheduled banks in India	As at March 31,
	2010	2009
In current accounts
Citibank-Unclaimed dividend account	–	1
Deustche Bank	12	11
Deustche Bank-EEFC (Euro account)	3	26
Deustche Bank-EEFC (Swiss Franc account)	–	3
Deustche Bank-EEFC (U.S. dollar account)	8	11
HDFC Bank - Unclaimed dividend account	1	–
ICICI Bank	121	14
ICICI Bank-EEFC (U.S. dollar account)	7	34
ICICI bank-Unclaimed dividend account	1	1
	153	101

in Rs. crore
Balances with scheduled banks in India	As at March 31,
	2010	2009
In deposit accounts
Allahabad Bank	100	–
Andhra Bank	99	80
Bank of Baroda	299	781
Bank of India	881	–
Bank of Maharashtra	500	493
Barclays Bank	100	140
Canara Bank	958	794
Central Bank of India	100	–
Corporation Bank	276	335
DBS Bank	49	25
HSBC Bank	483	258
ICICI Bank	1,370	510
IDBI Bank	900	500
ING Vysya Bank	25	25
Indian Overseas Bank	131	–
Jammu and Kashmir Bank	10	–
Kotak Mahindra Bank	25	–
Oriental Bank of commerce	100	–
Punjab National Bank	994	480
State Bank of Hyderabad	200	200
State Bank of India	126	2,083
State Bank of Mysore	496	500
Syndicate Bank	458	500
The Bank of Nova Scotia	–	350
Union Bank of India	93	85
Vijaya Bank	95	95
	8,868	8,234
Total cash and bank balances as per balance sheet	9,797	9,039

Details of maximum balances during the period with non-scheduled banks:-

Maximum balance with non-scheduled banks during the period	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
In current accounts
ABN Amro Bank, Taiwan	1	2	4	4
Bank of America, USA	694	671	694	956
Citibank NA, Australia	99	192	134	192
Citibank NA, New Zealand	3	–	5	–
Citibank NA, Singapore	27	11	45	24
Citibank NA, Japan	16	39	17	45
Citibank NA, Thailand	1	1	1	1
Deutsche Bank, Belgium	37	23	47	33
Deutsche Bank, Germany	16	52	31	52
Deutsche Bank, Netherlands	20	25	20	41
Deutsche Bank, France	4	8	6	9
Deutsche Bank, Russia (U.S. dollar account)	–	–	1	–
Deutsche Bank, Spain	5	2	5	2
Deutsche Bank, Singapore	7	–	15	–
Deutsche Bank, Switzerland	24	22	39	36
Deutsche Bank, Switzerland (U.S. dollar account)	6	9	14	31
Deutsche Bank, UK	120	183	183	350
HSBC Bank, UK	1	7	8	11
Morgan Stanley Bank, USA	8	3	8	3
Nordbanken, Sweden	–	1	–	1
Royal Bank of Canada, Canada	28	27	28	42
Standard Chartered Bank, UAE	4	–	4	–
Svenska Handelsbanken, Sweden	2	2	3	3
The Bank of Tokyo - Mitsubishi UFJ Ltd., Japan	2	2	2	6

23.2.13. Loans and advances

Deposits with financial institutions:
in Rs. crore
Particulars	As at March 31,
	2010	2009
HDFC Limited	1,500	1,250
Life Insurance Corporation of India (LIC)	281	253
	1,781	1,503

Maximum balance (including accrued interest) held as deposits with financial institutions:
in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Deposits with financial institutions:
HDFC Limited*	1,534	1,250	1,550	1,250
GE Capital Services India	–	–	–	271
Life Insurance Corporation of India	281	253	281	253
* Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (refer to note 23.2.23.b.)

23.2.14. Fixed assets

Profit / (loss) on disposal of fixed assets during the quarter and year ended March 31, 2010 and March 31, 2009 is less than Rs. 1 crore and accordingly disclosed under note 23.3.

Depreciation charged to the profit and loss account includes a charge relating to assets costing less than Rs. 5,000/- each and other low value assets.
in Rs. crore
	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Depreciation charged during the period/year	10	28	86	71

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which though the company has possession certificate, the sale deeds are yet to be executed as at March 31, 2010.

23.2.15. Details of Investments

in Rs. crore
Particulars	As at March 31,
	2010	2009
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (53,85,251) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	9
Merasport Technologies Private Limited *
2,420 equity shares at Rs. 8,052 each, fully paid, par value Rs. 10 each	2	2
	6	11
Less: Provision for investment	2	11
	4	–

* During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during the year ended March 31, 2009 based on dimunition other than temporary.

Details of liquid mutual fund units as on March 31, 2010:

Particulars	Number of units	Amount (in Rs. Crore)
Tata Floater Fund - Weekly Dividend	27,28,06,768	275
Kotak Floater Long Term Plan - Weekly Dividend	20,93,66,402	211
Reliance Medium Term Fund - Weekly Dividend Plan D	13,68,30,703	234
Birla Sunlife Savings Fund - Institutional - Weekly Dividend Payout	26,71,60,366	267
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend Payout	2,93,92,648	310
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend	38,95,22,783	390
UTI Treasury Advantage Fund - Institutional Weekly Dividend Plan - Payout	38,86,168	389
HDFC Floating Rate Income Fund - Short Term Plan - Dividend Weekly	12,03,96,040	122
DWS Ultra Short Term Fund - Institutional Weekly Dividend	3,96,85,983	40
SBI - SHF - Ultra Short Term Fund - Institutional Plan - Weekly Dividend Payout	3,47,73,535	35
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan - Weekly Dividend Payout	1,09,36,513	11
DSP Blackrock Floating Rate Fund - Institutional - Weekly Dividend	99,866	10
Religare Ultra Short Term Fund - Institutional Weekly Dividend	2,25,53,650	23
	153,74,11,425	2,317
At cost		1,413
At fair value		904
		2,317

Balances held in Certificates of deposit as on March 31, 2010:

Particulars	Face Value Rs./-	Units	Amount (in Rs. Crore)
Punjab National Bank	1,00,000	50,000	485
Bank of Baroda	1,00,000	27,500	266
HDFC Bank	1,00,000	25,000	238
Corporation Bank	1,00,000	20,000	191
Jammu and Kashmir Bank	1,00,000	1,000	10
		1,23,500	1,190

Details of investments in and disposal of securities during the quarter and year ended March 31, 2010 and March 31, 2009:
in Rs. crore
Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Investment in securities
Subsidiary- Infosys Consulting	–	–	50	22
Subsidiary- Infosys China	–	19	–	19
Subsidiary- Infosys Mexico	–	–	18	–
Subsidiary - Infosys Brasil	11	–	28	–
Subsidiary - Infosys Public Services	–	–	24	–
Long term investments	–	–	–	2
Certificates of deposits	1,180	–	1,180	193
Liquid mutual fund units	1,142	608	9,016	608
	2,333	627	10,316	844
Redemption / disposal of investment in securities
Long term investments	5	–	5	–
Certificates of deposit*	–	200	–	200
Liquid mutual fund units	3,980	608	6,699	608
	3,985	808	6,704	808
Net movement in investments	(1,652)	(181)	3,612	36
* Represents redemption value inclusive of Rs. 7 crore interest

Investment purchased and sold during the year ended March 31, 2010 :

Name of the fund	Face Value Rs./-	Units	Cost (in Rs. Crore)
Birla Sunlife Short Term Fund - Institutional - Fortnightly Dividend	10	30,69,30,245	312
Birla Sunlife Savings Fund - Institutional - Weekly Dividend	10	44,96,87,618	450
DSP Blackrock Strategic Bond Fund - Institutional Plan - Monthly Dividend	1,000	4,90,830	50
DBS Chola Freedom Income - Short Term Plan - Weekly Dividend	10	8,19,67,368	86
HDFC Floating Rate Income Fund - Short Term	10	50,78,57,424	515
ICICI Prudential Floating Rate Plan - D - Weekly Dividend	10	23,88,35,963	239
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	100	4,17,36,593	440
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C Weekly Dividend	10	61,62,18,874	617
Reliance Medium Term Fund - Weekly Dividend Plan - D	10	30,23,62,955	517
UTI Treasury Advantage Fund - Institutional Weekly Dividend Payout	1,000	43,48,966	435
HSBC Floating Rate Long Term Institutional Weekly Dividend Payout	10	13,43,20,855	151
DWS Ultra Short Term Fund - Institutional Weekly Dividend	10	100,27,38,474	1,011
Religare Ultra Short Term Fund - Institutional Weekly Dividend	10	50,89,85,841	510
Principal Floating Rate Fund FMP-Institutional Option - Dividend Payout Weekly	10	11,11,37,088	111
Tata Floater Fund - Weekly Dividend	10	25,78,43,865	260
Kotak Floater Long Term Plan - Weekly Dividend	10	44,64,32,595	450
SBI - SHF - Ultra Short Term Fund - Institutional Plan - Weekly Dividend Payout	10	41,66,63,413	420
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan - Weekly Dividend Payout	10	12,37,59,926	125

Investment purchased and sold during the year ended March 31, 2009 :

Name of the fund	Face Value Rs./-	Units	Cost (in Rs. Crore)
Tata Floater Fund - Weekly Dividend Plan	10	15,11,93,892	153
Kotak Floater Long-term - Weekly Dividend Plan	10	17,55,74,233	177
Reliance Medium Term Fund - Weekly Dividend Plan	10	3,21,32,737	55
Birla Sunlife Short-term Fund Institutional Fortnightly Dividend Payout	10	10,58,80,534	107
ICICI Prudential Floating Rate Plan D - Weekly Dividend	10	11,58,84,116	116

Certificates of deposit puchased and sold during the year ended March 31, 2009 :

Particulars	Face Value Rs./-	Units	Cost (in Rs. Crore)
ICICI Bank	1,00,000	10,000	97
Punjab National Bank	1,00,000	10,000	96

23.2.16. Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Quarter ended March 31, 2010 and March 31, 2009:
in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,965	1,058	802	754	921	5,500
	1,769	1,052	837	751	844	5,253
Identifiable operating expenses	831	492	359	323	442	2,447
	759	464	359	293	343	2,218
Allocated expenses	414	223	169	159	194	1,159
	406	242	192	173	194	1,207
Segmental operating income	720	343	274	272	285	1,894
	604	346	286	285	307	1,828
Unallocable expenses						194
						209
Operating income						1,700
						1,619
Other income (expense), net						190
						248
Provision for investments						(10)
						–
Net profit before taxes and exceptional item						1,900
						1,867
Income taxes						518
						298
Net profit after taxes before exceptional item						1,382
						1,569
Income on sale of investments, net of taxes						48
						–
Net profit after taxes and exceptional items						1,430
						1,569

Year ended March 31, 2010 and March 31, 2009:
in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,354	3,988	3,234	2,989	3,575	21,140
	7,020	3,876	3,450	2,699	3,219	20,264
Identifiable operating expenses	3,095	1,853	1,355	1,267	1,564	9,134
	3,008	1,675	1,445	1,140	1,359	8,627
Allocated expenses	1,615	877	712	657	785	4,646
	1,638	905	807	630	751	4,731
Segmental operating income	2,644	1,258	1,167	1,065	1,226	7,360
	2,374	1,296	1,198	929	1,109	6,906
Unallocable expenses						807
						694
Operating income						6,553
						6,212
Other income (expense), net						910
						504
Provision for investments						(9)
						2
Net profit before taxes and exceptional item						7,472
						6,714
Income taxes						1,717
						895
Net profit after taxes before exceptional item						5,755
						5,819
Income on sale of investments, net of taxes						48
						–
Net profit after taxes and exceptional items						5,803
						5,819

Geographic Segments

Quarter ended March 31, 2010 and March 31, 2009:
in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	3,665	1,195	84	556	5,500
	3,459	1,225	80	489	5,253
Identifiable operating expenses	1,646	492	22	286	2,446
	1,463	518	18	219	2,218
Allocated expenses	773	252	18	117	1,160
	794	281	19	113	1,207
Segmental operating income	1,246	451	44	153	1,894
	1,202	426	43	157	1,828
Unallocable expenses					194
					209
Operating income					1,700
					1,619
Other income (expense), net					190
					248
Provision for investments					(10)
					–
					248
Net profit before taxes and exceptional item					1,900
					1,867
Income taxes					518
					298
Net profit after taxes before exceptional item					1,382
					1,569
Income on sale of investments, net of taxes					48
					–
Net profit after taxes and exceptional items					1,430
					1,569

Year ended March 31, 2010 and March 31, 2009:
in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	14,170	4,633	269	2,068	21,140
	13,123	5,060	260	1,821	20,264
Identifiable operating expenses	6,028	1,963	77	1,066	9,134
	5,626	2,082	63	856	8,627
Allocated expenses	3,114	1,020	59	453	4,646
	3,060	1,183	61	427	4,731
Segmental operating income	5,028	1,650	133	549	7,360
	4,437	1,795	136	538	6,906
Unallocable expenses					807
					694
Operating income					6,553
					6,212
Other income (expense), net					910
					504
Provision for investments					(9)
					2
Net profit before taxes and exceptional item					7,472
					6,714
Income taxes					1,717
					895
Net profit after taxes before exceptional item					5,755
					5,819
Income on sale of investments, net of taxes					48
					–
Net profit after taxes and exceptional items					5,803
					5,819

23.2.17. Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2010 the company has provided for doubtful debts of Rs. 21 crore (Rs. 66 crore as at March 31, 2009) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.18. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Quarter ended March 31,		Year ended March 31,
		2010	2009	2010	2009
Interim dividend for fiscal 2010	10,70,15,201	–	–	107	–
Interim dividend for fiscal 2009	10,97,63,357	–	–	–	110
Final dividend for fiscal 2009	10,73,97,313	–	–	145	–
Final dividend for fiscal 2008	10,95,11,049	–	–	–	79
Special dividend for fiscal 2008	10,95,11,049	–	–	–	219

23.2.19. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Number of shares considered as basic weighted average shares outstanding	57,36,75,913	57,27,46,241	57,33,09,523	57,24,90,211
Add: Effect of dilutive issues of shares/stock options	4,46,731	6,41,325	6,40,108	9,72,970
Number of shares considered as weighted average shares and potential shares outstanding	57,41,22,644	57,33,87,566	57,39,49,631	57,34,63,181

23.2.20 Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :

Particulars	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Balance at the beginning	65	58	75	43
Provision recognized/(reversed)	8	18	(2)	39
Provision utilised	–	(1)	–	(7)
Balance at the end	73	75	73	75

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.21. Gratuity Plan

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets :

in Rs. crore
Particulars	As at March 31,
	2010	2009	2008	2007
Obligations at year beginning	256	217	221	180
Transfer of obligation	(2)	–	–	–
Service cost	72	47	47	44
Interest cost	19	15	16	14
Actuarial (gain)/ loss	(4)	–	(9)	–
Benefits paid	(33)	(23)	(21)	(17)
Amendment in benefit plans	–	–	(37)	–
Obligations at year end	308	256	217	221
Defined benefit obligation liability as at the balance sheet is fully funded by the Company
Change in plan assets
Plans assets at year beginning, at fair value	256	229	221	167
Expected return on plan assets	24	16	18	16
Actuarial gain/ (loss)	1	5	2	3
Contributions	62	29	9	52
Benefits paid	(33)	(23)	(21)	(17)
Plans assets at year end, at fair value	310	256	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	310	256	229	221
Present value of the defined benefit obligations at the end of the year	308	256	217	221
Asset recognized in the balance sheet	2	–	12	–
Assumptions
Interest rate	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	5.10%	5.10%	5.10%

	Quarter ended March 31,		Year ended March 31,
	2010	2009	2010	2009
Gratuity cost for the period/year
Service cost	15	11	72	47
Interest cost	4	7	19	15
Expected return on plan assets	(6)	(7)	(24)	(16)
Actuarial (gain)/loss	–	(5)	(5)	(5)
Plan amendment amortization	–	(1)	(3)	(4)
Net gratuity cost	13	5	59	37

Actual return on plan assets	7	6	25	21

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During December 31, 2009, a reimbursement obligation of Rs. 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As of March 31, 2010 and March 31, 2009, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2010 and March 31, 2009 amounted to Rs. 26 crore and Rs. 29 crore, respectively and disclosed under "Current Liabilities".

The company expects to contribute approximately Rs. 50 crore to the gratuity trust for fiscal 2011.

23.2.22.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the final guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The company contributed Rs. 40 crore and Rs. 150 crore to the Provident Fund during the quarter and year ended March 31, 2010, respectively. (Rs. 36 crore and Rs. 137 crore during the quarter and year ended March 31, 2009, respectively).

23.2.22.b Superannuation

The company contributed Rs. 14 crore and Rs. 54 crore to the Superannuation Trust during the quarter and year ended March 31, 2010, respectively (Rs. 13 crore and Rs. 52 crore during the quarter and year ended March 31, 2009, respectively).

23.2.23 Cashflow statement

23.2.23.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2010 (Rs. 2 crore as at March 31, 2009) set aside for payment of dividends.

23.2.23.b Restricted cash

Deposits with financial institutions as at March 31, 2010 include Rs. 281 crore (Rs. 253 crore as at March 31, 2009) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.2.24 Dues to micro and small enterprises

The company has no dues to micro and small enterprises during the quarter and year ended March 31, 2010 and March 31, 2009 and as at March 31, 2010 and March 31, 2009.

23.2.25 Miscellaneous income

Miscellaneous income of Rs. 38 crore during the year ended March 31, 2009 includes a net amount of Rs. 18 crore consisting of Rs. 33 crore received from Axon Group Plc. towards the inducement fee offset by Rs. 15 crore towards expenses incurred in relation to this transaction.

23.2.26 Exceptional item

During the quarter and year ended March 31, 2010, the company sold 32,31,151 shares of OnMobile Systems Inc, USA (OMSI) at a price of Rs. 166.58 per share amounting to a total consideration of Rs. 53 crore, net of taxes and transaction costs. The resultant income of Rs. 48 crore has been appropriated to capital reserve.

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :

Balance Sheet Items

in Rs. crore
Schedule	Description	As at March 31,
		2010	2009
3	Fixed assets
	Vehicles
	Addition during the period	0.04	0.50
	Depreciation and amortisation	–	0.57
	Deletion during the period from depreciation	0.04	–
4	Investments
	Investment in Infosys Sweden	0.06	–
7	Cash on Hand	–	0.01
23.2.7	Related party transactions
	Debtors
	Infosys BPO s.r.o.	0.04	0.02
	Infosys China	19.18	0.16
	Infosys Consulting	26.37	0.34
	Infosys Thailand	0.04	0.01
	Infosys Sweden	0.08	0.06
	Infosys Brasil	0.62	–
	Creditors
	Infosys BPO s.r.o.	0.16	0.09
	Infosys Mexico	4.97	0.04
	Infosys Thailand	0.02	–
23.2.12	Balances with scheduled banks
	- Citi Bank - Unclaimed dividend account	0.49	0.58
	- HDFC Bank - Unclaimed dividend account	1.00	0.46
	- Deutsche Bank - EEFC account in United Kingdom Pound Sterling	–	0.05
	- Deutsche Bank - EEFC account in Swiss Franc	0.33	3.35
	- State Bank of India	0.04	–
	- Bank of Baroda	0.02	–
	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.21	0.06
	- Citibank N.A, New Zealand	0.26	–
	- Deutsche Bank, Moscow	0.34	–
	- Deutsche Bank, Zurich, Switzerland	9.72	0.22
	- Deutsche Bank, Zurich, Switzerland U.S. dollars	1.40	0.05
	- Deutsche Bank, Spain	1.47	0.57
	-Bank of Baroda, Mauritius	–	0.06
	-Bank of Baroda, Mauritius	0.06	0.05
	- Standard Chartered Bank, UAE	0.09	–
	- The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.16	0.59
23.2.12	Maximum Balances with non-scheduled banks
	- ABN Amro Bank, Denmark	0.34	0.08
	- Deutsche Bank Russia	0.37	–
	- Nordbanken, Sweden	0.48	1.17
	- Deutsche Bank, Russia USD A/c	0.21	1.24

Profit & Loss Items

in Rs. crore
Schedule	Description	Quarter ended March 31,		Year ended March 31,
		2010	2009	2010	2009
Profit & Loss	Provision for Investment	10.00	0.11	9.00	1.95
	Additional dividend tax	–	–	0.04	0.12
12	Selling and Marketing expenses
	Contribution to provident and other funds	1.25	0.47	4.16	2.40
	Visa charges and others	1.00	0.34	1.76	2.16
	Travelling and conveyance	0.98	0.45	3.25	2.89
	Printing & Stationery	0.25	0.22	0.80	0.99
	Office maintenance	0.02	0.04	0.19	0.34
	Computer maintenance	–	–	0.02	–
	Software Packages for own use	–	–	–	0.04
	Sales Promotion expenses	1.00	0.13	0.53	1.36
	Staff welfare	0.52	0.34	1.81	4.11
	Consumables	0.01	0.02	0.04	0.15
	Advertisements	0.07	1.00	0.01	1.73
	Communication expenses	0.34	1.00	1.07	1.50
	Insurance charges	0.01	0.01	0.02	0.03
	Rates and taxes	–	–	0.09	0.01
13	General and Administrative expenses
	Provision for doubtful loans and advances	0.04	0.25	0.28	0.74
	Overseas group health insurance	0.24	0.25	0.88	0.48
	Visa charges and others	0.21	1.00	0.82	2.72
	Auditor’s remuneration :
	Statutory audit fees	0.17	1.00	0.69	0.62
	Certification charges	0.01	0.01	0.05	0.05
	Out-of-pocket expenses	0.01	0.01	0.03	0.03
	Freight charges	0.18	0.40	1.01	1.07
	Bank charges and commission	1.00	0.53	1.75	1.71
	Miscellaneous expenses	0.05	2.00	0.15	4.00
23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.04	0.25	0.28	0.74
	Sales promotion expenses	0.18	0.13	0.53	1.36
	Auditor’s remuneration
	Statutory audit fees	0.17	0.16	0.69	0.62
	Certification Charges	0.01	0.01	0.05	0.05
	Out-of-pocket expenses	0.01	0.01	0.03	0.03
	Freight charges	0.18	0.40	1.01	1.07
	Bank charges and commission	0.41	0.53	1.75	1.71
23.2.7	Related party transactions
	Revenue transactions
	Purchase of services - Infosys BPO s.r.o.	0.12	0.09	0.44	1.10
	Purchase of services - Infosys BPO (Poland)	0.03	–	0.03	–
	Sale of services - Infosys China	2.90	0.37	10.08	1.77
	Sale of services - Infosys Mexico	–	–	–	0.07
	Sale of services - Infosys Consulting	7.87	–	24.50	4.37
23.2.14	Profit on disposal of fixed assets, included in miscellaneous income	–	0.05	–	0.16

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2010	2009
Cash flow statement	Profit / (loss) on sale of fixed assets	–	0.16
	Proceeds on disposal of fixed assets	–	0.21
	Provision for investments	–	1.95

23.4 Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the quarter and year ended March 31, 2010 and March 31, 2009 :

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman*
Nandan M. Nilekani	–	–	–	–
	0.08	0.02	0.13	0.23
	0.09	0.02	0.23	0.34
	0.30	0.07	0.54	0.91
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.08	0.02	0.28	0.38
	0.08	0.02	0.13	0.23
	0.32	0.08	0.61	1.01
	0.30	0.07	0.55	0.92
Chief Operating Officer and Director
S. D. Shibulal	0.07	0.02	0.27	0.36
	0.06	0.02	0.12	0.20
	0.31	0.08	0.56	0.95
	0.28	0.07	0.52	0.87
Whole-time Directors
K. Dinesh	0.08	0.02	0.28	0.38
	0.08	0.02	0.12	0.22
	0.32	0.08	0.61	1.01
	0.30	0.07	0.54	0.91
T. V. Mohandas Pai	0.09	0.02	0.79	0.90
	0.09	0.02	0.42	0.53
	0.36	0.08	2.69	3.13
	0.36	0.09	2.14	2.59
Srinath Batni	0.09	0.02	0.51	0.62
	0.09	0.03	0.25	0.37
	0.36	0.07	1.98	2.41
	0.35	0.09	1.43	1.87
Chief Financial Officer
V. Balakrishnan	0.08	0.02	0.07	0.17
	0.08	0.02	0.06	0.16
	0.30	0.08	2.06	2.44
	0.29	0.07	2.00	2.36
Executive Council Members
Ashok Vemuri	0.51	–	0.01	0.52
	0.55	–	0.01	0.56
	2.09	–	2.79	4.88
	1.99	–	2.05	4.04
Chandra Shekar Kakal	0.07	0.02	0.06	0.15
	0.07	0.02	0.05	0.14
	0.28	0.06	1.73	2.07
	0.26	0.06	1.26	1.58
B.G. Srinivas	0.43	–	0.82	1.25
	0.42	–	0.06	0.48
	1.81	–	2.75	4.56
	1.82	–	2.85	4.67
Subhash B. Dhar	0.06	0.02	0.06	0.14
	0.06	0.02	0.05	0.13
	0.24	0.07	1.42	1.73
	0.23	0.06	0.98	1.27
*Effective July 9, 2009, Mr. Nandan M Nilekani has relinquished the positions of Co-Chairman, Member of the Board and employee of Infosys.

Particulars of remuneration and other benefits of non-executive/ independent directors for the quarter and year ended March 31, 2010 and March 31, 2009 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.12	–	–	0.12
	0.17	–	0.02	0.19
	0.60	–	–	0.60
	0.68	–	0.02	0.70
Prof.Marti G. Subrahmanyam	0.16	–	0.03	0.19
	0.19	–	0.01	0.20
	0.65	–	0.20	0.85
	0.71	–	0.25	0.96
Dr.Omkar Goswami	0.12	–	0.01	0.13
	0.16	–	0.01	0.17
	0.52	–	0.03	0.55
	0.58	–	0.03	0.61
Claude Smadja	0.13	–	0.05	0.18
	0.18	–	0.06	0.24
	0.59	–	0.25	0.84
	0.67	–	0.26	0.93
Rama Bijapurkar	0.11	–	–	0.11
	0.16	–	–	0.16
	0.49	–	0.02	0.51
	0.56	–	0.01	0.57
Sridar A. Iyengar	0.14	–	0.06	0.20
	0.19	–	0.06	0.25
	0.62	–	0.21	0.83
	0.70	–	0.20	0.90
David L. Boyles	0.13	–	0.04	0.17
	0.20	–	0.03	0.23
	0.59	–	0.15	0.74
	0.69	–	0.21	0.90
Prof. Jeffrey S. Lehman	0.15	–	0.06	0.21
	0.14	–	0.05	0.19
	0.61	–	0.24	0.85
	0.63	–	0.22	0.85
K.V.Kamath**	0.05	–	0.01	0.06
	–	–	–	–
	0.39	–	0.02	0.41
	–	–	–	–
N. R. Narayana Murthy *	0.13	–	–	0.13
	0.17	–	–	0.17
	0.57	–	–	0.57
	0.63	–	–	0.63
* Non-executive chairman of the board and chief mentor.
** Joined the board effective May 02, 2009

AUDITORS’ REPORT TO THE MEMBERS OF INFOSYS TECHNOLOGIES LIMITED

We have audited the attached Balance Sheet of Infosys Technologies Limited (‘the Company’) as at 31 March 2010, the Profit and Loss Account of the Company and the Cash Flow Statement of the Company for the year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As required by the Companies (Auditor’s Report) Order, 2003 (‘the Order’), as amended, issued by the Central Government of India in terms of sub-section (4A) of Section 227 of the Companies Act, 1956 (‘the Act’), we enclose in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.

Further to our comments in the Annexure referred to above, we report that:

(a)	we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;

(b)	in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

(c)	the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account;

(d)
in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the Accounting Standards referred to in sub-section (3C) of Section 211 of the Act;

(e)
on the basis of written representations received from the directors, as at 31 March 2010 and taken on record by the Board of Directors, we report that none of the directors is disqualified as at 31 March 2010 from being appointed as a director in terms of Section 274(1)(g) of the Act;

(f)
in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Act, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

(i)	in the case of the Balance Sheet, of the state of affairs of the Company as at 31 March 2010;

(ii)	in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date; and

(iii)	in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership number: 32815

Bangalore
13 April 2010

ANNEXURE TO THE AUDITORS' REPORT

The Annexure referred to in our report to the members of Infosys Technologies Limited (‘the Company’) for the year ended 31 March 2010. We report that:

(i)	(a)	The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets.
(b)

The Company has a regular programme of physical verification of its fixed assets by which fixed assets are verified in a phased manner over a period of three years. In accordance with this programme, certain fixed assets were verified during the year and no material discrepancies were noticed on such verification. In our opinion, this periodicity of physical verification is reasonable having regard to the size of the Company and the nature of its assets.

	(c)	Fixed assets disposed off during the year were not substantial, and therefore, do not affect the going concern assumption.
(ii)		The Company is a service company, primarily rendering information technology services. Accordingly, it does not hold any physical inventories. Thus, paragraph 4(ii) of the Order is not applicable.
(iii)	(a)

The Company has granted a loan to a body corporate covered in the register maintained under Section 301 of the Companies Act, 1956 (‘the Act’). The maximum amount outstanding during the year was Rs. 479,379,292 and the year-end balance of such loans amounted to Rs 477,018,368. Other than the above, the Company has not granted any loans, secured or unsecured, to companies, firms or parties covered in the register maintained under section 301 of the Act.

(b)

In our opinion, the rate of interest and other terms and conditions on which the loan has been granted to the body corporate listed in the register maintained under Section 301 of the Act are not, prima facie, prejudicial to the interest of the Company.

(c)

In the case of loan granted to the body corporate listed in the register maintained under Section 301, the borrower has been regular in the payment of the interest as stipulated. The terms of arrangement do not stipulate any repayment schedule and is repayable on demand. Accordingly, paragraph 4(iii)(c) of the Order is not applicable to the Company in respect of repayment of the principal amount.

(d)

There are no overdue amounts of more than rupees one lakh in respect of the loan granted to a body corporate listed in the register maintained under Section 301 of the Act. Accordingly, paragraph 4(iii)(d) of the Order is not applicable.

(e)

The Company has not taken any loans, secured or unsecured from companies, firms or parties covered in the register maintained under Section 301 of the Act. Accordingly, paragraphs 4(iii)(e) to 4(iii)(g) of the Order are not applicable.

(iv)

In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of fixed assets and sale of services. The activities of the Company do not involve purchase of inventory and the sale of goods. We have not observed any major weakness in the internal control system during the course of the audit.

(v)	(a)

In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Act have been entered in the register required to be maintained under that section.

(b)

In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in (v)(a) above and exceeding the value of Rs 5 lakh with any party during the year have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time.

(vi)		The Company has not accepted any deposits from the public. Accordingly, paragraph 4(vi) of the Order is not applicable.
(vii)		In our opinion, the Company has an internal audit system commensurate with the size of the Company and the nature of its business.
(viii)

The Central Government of India has not prescribed the maintenance of cost records under Section 209(1)(d) of the Act for any of the services rendered by the Company. Accordingly, paragraph 4(viii) of the Order is not applicable.

(ix)	(a)

According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues have been regularly deposited during the year by the Company with the appropriate authorities. As explained to us, the Company did not have any dues on account of Employees’ State Insurance, Customs duty and Excise duty.

Further, since the Central Government has till date not prescribed the amount of cess payable under Section 441A of the Act, we are not in a position to comment upon the regularity or otherwise of the Company in depositing the same.

According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Income-tax, Sales-tax, Wealth tax, Service tax and other material statutory dues were in arrears as at 31 March 2010 for a period of more than six months from the date they became payable.

(b)

According to the information and explanations given to us, there are no material dues of Income tax, Service tax, Wealth tax and Cess which have not been deposited with the appropriate authorities on account of any dispute. However, according to information and explanations given to us, the following dues of sales tax have not been deposited by the Company on account of disputes:

Name of the statute	Nature of dues	Amount (Rs)	Period to which the amount relates	Forum where dispute is pending
KVAT Act, 2003	Sales tax, interest and penalty demanded	245,343,982*	April 2005 to March 2009	High Court of Karnataka
Central Sales Tax Act, 1956	Sales tax demanded	3,112,450*	April 2007 to March 2008	High Court of Andhra Pradesh
* net of amounts paid.

(x)
The Company does not have any accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year. Accordingly, paragraph 4(x) of the Order is not applicable.

(xi)	The Company did not have any outstanding dues to any financial institution, banks or debentureholders during the year. Accordingly, paragraph 4(xi) of the Order is not applicable.
(xii)	The Company has not granted any loans and advances on the basis of security by way of pledge of shares, debentures and other securities. Accordingly, paragraph 4(xii) of the Order is not applicable.
(xiii)
In our opinion and according to the information and explanations given to us, the Company is not a chit fund/ nidhi/ mutual benefit fund/ society. Accordingly, paragraph 4(xiii) of the Order is not applicable.

(xiv)
According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, paragraph 4(xiv) of the Order is not applicable.

(xv)
According to the information and explanations given to us, the Company has not given any guarantee for loans taken by others from banks or financial institutions. Accordingly, paragraph 4(xv) of the Order is not applicable.

(xvi)	The Company did not have any term loans outstanding during the year. Accordingly, paragraph 4(xvi) of the Order is not applicable.
(xvii)	The Company has not raised any funds on short-term basis. Accordingly, paragraph 4(xvii) of the Order is not applicable.
(xviii)
The Company has not made any preferential allotment of shares to parties and companies covered in the register maintained under section 301 of the Act. Accordingly, paragraph 4(xviii) of the Order is not applicable.

(xix)	The Company did not have any outstanding debentures during the year. Accordingly, paragraph 4(xix) of the Order is not applicable.
(xx)	The Company has not raised any money by public issues during the year. Accordingly, paragraph 4(xx) of the Order is not applicable.
(xxi)	According to the information and explanations given to us, no material fraud on or by the Company has been noticed or reported during the course of our audit.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership number: 32815

Bangalore
13 April 2010

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore
Balance Sheet as at March 31,	Schedule	2010	2009

SOURCES OF FUNDS
SHAREHOLDERS' FUNDS
Share capital	1	287	286
Reserves and surplus	2	21,749	17,523
		22,036	17,809

DEFERRED TAX LIABILITIES	5	232	37
		22,268	17,846

APPLICATION OF FUNDS
FIXED ASSETS	3
Original cost		6,357	5,986
Less: Accumulated depreciation and amortization		2,578	2,187
Net book value		3,779	3,799
Add: Capital work-in-progress		409	615
		4,188	4,414

INVESTMENTS	4	4,636	1,005
DEFERRED TAX ASSETS	5	313	139
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	6	3,244	3,390
Cash and bank balances	7	9,797	9,039
Loans and advances	8	3,888	3,164
		16,929	15,593
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	9	1,763	1,507
Provisions	10	2,035	1,798
NET CURRENT ASSETS		13,131	12,288
		22,268	17,846
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Balance Sheet.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	Chief Operating Officer	Director
Membership No. 32815	and Chief Mentor	and Managing Director	and Director

	Prof. Marti G. Subrahmanyam	Claude Smadja	Dr. Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	Prof. Jeffrey S. Lehman	K.V.Kamath
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 13, 2010	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data
Profit and Loss account for the	Schedule	Year ended March 31,
		2010	2009
Income from software services and products		21,140	20,264
Software development expenses	11	11,559	11,145
GROSS PROFIT		9,581	9,119

Selling and marketing expenses	12	974	933
General and administration expenses	13	1,247	1,280
		2,221	2,213

OPERATING PROFIT BEFORE DEPRECIATION		7,360	6,906
Depreciation		807	694
OPERATING PROFIT		6,553	6,212

Other income, net	14	910	504
Provision for investments		(9)	2
NET PROFIT BEFORE TAX AND EXCEPTIONAL ITEM		7,472	6,714
Provision for taxation (refer to note 23.2.11)	15	1,717	895
NET PROFIT AFTER TAX BEFORE EXCEPTIONAL ITEM		5,755	5,819
		48	-
NET PROFIT AFTER TAX AND EXCEPTIONAL ITEM		5,803	5,819

Balance Brought Forward		10,305	6,642
Less: Residual dividend paid		-	1
Dividend tax on the above		-	-
		10,305	6,641
AMOUNT AVAILABLE FOR APPROPRIATION		16,108	12,460
Dividend
Interim dividend		573	572
Final dividend		861	773
Total Dividend		1,434	1,345
Dividend tax		240	228
Amount transferred to general reserve		580	582
Amount transferred to capital reserve		48	-
Balance in profit and loss account		13,806	10,305
		16,108	12,460
EARNINGS PER SHARE
Equity shares of par value Rs. 5/- each
Before exceptional item
Basic		100.37	101.65
Diluted		100.26	101.48
After exceptional item
Basic		101.22	101.65
Diluted		101.10	101.48
Number of shares used in computing earnings per share *
Basic		57,33,09,523	57,24,90,211
Diluted		57,39,49,631	57,34,63,181

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
* Refer to note 23.2.19
Notes: The schedules referred to above are an integral part of the Profit and Loss account.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	Chief Operating Officer	Director
Membership No. 32815	and Chief Mentor	and Managing Director	and Director

	Prof. Marti G. Subrahmanyam	Claude Smadja	Dr. Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	Prof. Jeffrey S. Lehman	K.V.Kamath
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 13, 2010	Company Secretary

INFOSYS TECHNOLOGIES LIMITED
in Rs. crore
Cash Flow statement for the year ended March 31,	Schedule	2010	2009

CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax and exceptional item		7,472	6,714
Adjustments to reconcile net profit before tax to cash provided by operating activities
Provision for investments		(9)	-
Depreciation		807	694
Interest and dividend income		(844)	(838)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		68	(73)
Changes in current assets and liabilities
Sundry debtors		146	(297)
Loans and advances	16	(363)	(512)
Current liabilities and provisions	17	252	304
		7,529	5,992
Income taxes paid	18	(1,653)	(840)
NET CASH GENERATED BY OPERATING ACTIVITIES		5,876	5,152
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of fixed assets and change in capital work-in-progress	19	(581)	(1,177)
Investments in subsidiaries	20 (a)	(120)	(41)
Investments in other securities	20 (b)	(3,497)	-
Interest and dividend received	21	831	1,023
CASH FLOWS FROM INVESTING ACTIVITIES BEFORE EXCEPTIONAL ITEM		(3,367)	(195)
Proceeds on sale of long term investments, net of taxes (refer to note 23.2.26)		53	-
NET CASH USED IN INVESTING ACTIVITIES		(3,314)	(195)
CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of share capital on exercise of stock options		88	64
Dividends paid including residual dividend		(1,346)	(2,132)
Dividend tax paid		(228)	(362)
NET CASH USED IN FINANCING ACTIVITIES		(1,486)	(2,430)
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(68)	73
NET INCREASE IN CASH AND CASH EQUIVALENTS		1,008	2,600

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		10,289	7,689
CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	22	11,297	10,289
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23
Note: The schedules referred to above are an integral part of the Cash Flow statement.

As per our report attached
for B S R & Co.
Chartered Accountants

Natrajan Ramkrishna	N. R. Narayana Murthy	S. Gopalakrishnan	S. D. Shibulal	Deepak M. Satwalekar
Partner	Chairman	Chief Executive Officer	Chief Operating Officer	Director
Membership No. 32815	and Chief Mentor	and Managing Director	and Director

	Prof. Marti G. Subrahmanyam	Claude Smadja	Dr. Omkar Goswami	Rama Bijapurkar
	Director	Director	Director	Director

	Sridar A. Iyengar	David L. Boyles	Prof. Jeffrey S. Lehman	K.V.Kamath
	Director	Director	Director	Director

	K. Dinesh	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
	Director	Director	Director	Chief Financial Officer

Bangalore	Parvatheesam K.
April 13, 2010	Company Secretary

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at March 31,		2010	2009

1	SHARE CAPITAL

	Authorized
	Equity shares, Rs. 5/- par value
	60,00,00,000 (60,00,00,000) equity shares	300	300

	Issued, Subscribed and Paid Up
	Equity shares, Rs. 5/- par value*	287	286
	57,38,25,192 (57,28,30,043) equity shares fully paid up

	[Of the above, 53,53,35,478 (53,53,35,478) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]
		287	286
	Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-)
	* For details of options in respect of equity shares, refer to note 23.2.10
	Also refer to note 23.2.19 for details of basic and diluted shares
2	RESERVES AND SURPLUS
	Capital reserve	6	6
	Add: Transferred from Profit and Loss account	48	-
		54	6

	Share premium account - Opening balance	2,925	2,851
	Add: Receipts on exercise of employee stock options	87	64
	Income tax benefit arising from exercise of stock options	10	10
		3,022	2,925

	General reserve - Opening balance	4,287	3,705
	Add: Transferred from Profit and Loss account	580	582
		4,867	4,287
	Balance in Profit and Loss account	13,806	10,305
		21,749	17,523

INFOSYS TECHNOLOGIES LIMITED

Schedules to the Balance Sheet

3      FIXED ASSETS

in Rs. crore except as otherwise stated
	Original cost				Depreciation and amortization				Net book value
	As at April 1, 2009	Additions during the year	Deductions/ Retirement during the year	As at March 31, 2010	As at April 1, 2009	For the year	Deductions during the year	As at March 31, 2010	As at March 31, 2010	As at March 31, 2009
Land : Free-hold	172	6	-	178	-	-	-	-	178	172
Leasehold	101	37	-	138	-	-	-	-	138	101
Buildings*	2,863	346	-	3,209	532	205	-	737	2,472	2,331
Plant and machinery *	1,100	177	128	1,149	487	238	128	597	552	613
Computer equipment *	1,076	140	179	1,037	833	228	179	882	155	243
Furniture and fixtures *	658	80	109	629	321	135	109	347	282	337
Vehicles	4	1	-	5	2	1	-	3	2	2
Intellectual property right	12	-	-	12	12	-	-	12	-	-
	5,986	787	416	6,357	2,187	807	416	2,578	3,779	3,799
Previous year	4,508	1,822	344	5,986	1,837	694	344	2,187	3,799
Note: 1) Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.
         2) During the year ended March 31, 2010 and 009, certain assets which were old and not in use having gross book value of Rs. 387 crore and Rs. 344 crore respectively (net book value nil) were retired.
* Includes certain assets provided on operating lease to Infosys BPO, a subsidiary. Refer to note 23.2.6 for details

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to the Balance Sheet as at March 31,		2010	2009

4	INVESTMENTS*
	Long- term investments– at cost
	Trade (unquoted)
	Other investments	6	11
	Less: Provision for investments	2	11
		4	-

	Non-trade (unquoted)
	Subsidiaries
	Infosys BPO Limited**
	3,38,22,319 (3,38,22,319) equity shares of Rs. 10/- each, fully paid	659	659
	Infosys Technologies (China) Co. Limited	65	65
	Infosys Technologies (Australia) Pty Limited
	1,01,08,869 (1,01,08,869) equity shares of AUD 0.11 par value,fully paid	66	66
	Infosys Consulting, Inc., USA
	5,50,00,000 (4,50,00,000) common stock of USD 1.00 par value, fully paid	243	193
	Infosys Technologies, S. De R.L. De C.V., Mexico
	10,99,99,990 (5,99,99,990) shares of MXN 1.00 par value, fully paid	40	22
	Infosys Technologies Sweden AB
	1,000 (Nil) equity shares of SEK 100 par value, fully paid	-	-
	Infosys Technologies DO Brasil LTDA
	1,07,16,997 (Nil) shares of BRL 1.00 par value, fully paid	28	-
	Infosys Public Services, Inc
	1,00,00,000 (Nil) common stock of USD 0.50 par value, fully paid	24	-
		1,125	1,005

	Current investments – at the lower of cost and fair value
	Non-trade (unquoted)
	Liquid mutual fund units	2,317	-
	Certificates of deposit***	1,190	-
		3,507	-
		4,636	1,005
	Aggregate amount of unquoted investments	4,636	1,005
	* Refer to note 23.2.15 for details of investments
	** Investments include 13,36,331 (16,04,867) options of Infosys BPO
	*** Includes accrued interest of Rs. 10 crore (Nil)

5	DEFERRED TAXES
	Deferred tax assets
	Fixed assets	201	118
	Sundry debtors	28	8
	Other assets	84	13
		313	139
	Deferred tax liabilities
	Branch profit tax	232	37
		232	37
6	SUNDRY DEBTORS*
	Debts outstanding for a period exceeding six months
	Unsecured
	Considered doubtful	79	39

	Other debts
	Unsecured
	Considered good**	3,244	3,390
	Considered doubtful	21	66
		3,344	3,495
	Less: Provision for doubtful debts	100	105
		3,244	3,390
	* Includes dues from companies where directors are interested	11	8
	** Includes dues from subsidiaries (refer to note 23.2.7)	56	5
7	CASH AND BANK BALANCES
	Cash on hand	-	-
	Balances with scheduled banks **
	In current accounts *	153	101
	In deposit accounts	8,868	8,234
	Balances with non-scheduled banks **
	In current accounts	776	704
		9,797	9,039
	*Includes balance in unclaimed dividend account (refer to note 23.2.23.a)	2	2
	**Refer to note 23.2.12 for details of balances with scheduled and non-scheduled banks
8	LOANS AND ADVANCES
	Unsecured, considered good
	Loans to subsidiary (refer to note 23.2.7)	46	51
	Advances
	Prepaid expenses	25	27
	For supply of goods and rendering of services	5	6
	Advance to gratuity trust	2	-
	Withholding and other taxes receivable	321	149
	Others	13	4
		412	237
	Unbilled revenues	789	738
	Advance income taxes	641	268
	MAT credit entitlement (refer to note 23.2.11)	-	262
	Interest accrued but not due	4	1
	Loans and advances to employees
	Housing and other loans	38	43
	Salary advances	62	62
	Electricity and other deposits	60	37
	Rental deposits	13	13
	Deposits with financial institutions (refer to note 23.2.13)	1,781	1,503
	Mark-to-market gain on forward and options contracts	88	-
		3,888	3,164
	Unsecured, considered doubtful
	Loans and advances to employees	2	2
		3,890	3,166
	Less: Provision for doubtful loans and advances to employees	2	2
		3,888	3,164
9	CURRENT LIABILITIES
	Sundry creditors
	Goods and services *	96	35
	Accrued salaries and benefits
	Salaries	25	38
	Bonus and incentives	421	345
	For other liabilities
	Provision for expenses	375	381
	Retention monies	66	50
	Withholding and other taxes payable	235	206
	Mark-to-market loss on forward and options contracts	-	98
	Gratuity obligation - unamortised amount relating to plan amendment	26	29
	Others #	8	6
		1,252	1,188

	Advances received from clients	7	5
	Unearned revenue	502	312
	Unclaimed dividend	2	2
		1,763	1,507
	*Includes dues to subsidiaries (refer to note 23.2.7)	95	21
	# Includes deposits received from subsidiary (refer to note 23.2.7)	7	3
10	PROVISIONS
	Proposed dividend	861	773
	Provision for
	Tax on dividend	143	131
	Income taxes *	719	575
	Unavailed leave	239	244
	Post-sales client support and warranties**	73	75
		2,035	1,798
	* Refer to note 23.2.11
	** Refer to note 23.2.20

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to Profit and Loss account for the		Year ended March 31,
		2010	2009
11	SOFTWARE DEVELOPMENT EXPENSES
	Salaries and bonus including overseas staff expenses	8,834	8,583
	Overseas group health insurance	138	140
	Contribution to provident and other funds	244	212
	Staff welfare	28	60
	Technical sub-contractors - subsidiaries	1,210	861
	Technical sub-contractors - others	269	305
	Overseas travel expenses	309	390
	Visa charges and others	92	116
	Software packages
	For own use	309	274
	For service delivery to clients	17	41
	Communication expenses	45	56
	Computer maintenance	22	23
	Consumables	22	20
	Rent	22	25
	Provision for post-sales client support and warranties	(2)	39
		11,559	11,145
12	SELLING AND MARKETING EXPENSES
	Salaries and bonus including overseas staff expenses	750	675
	Overseas group health insurance	3	5
	Contribution to provident and other funds	4	2
	Staff welfare	2	4
	Overseas travel expenses	80	90
	Visa charges and others	2	2
	Traveling and conveyance	3	3
	Commission charges	16	21
	Brand building	55	62
	Professional charges	22	21
	Rent	12	13
	Marketing expenses	11	15
	Telephone charges	11	14
	Communication expenses	1	2
	Printing and stationery	1	1
	Advertisements	-	2
	Sales promotion expenses	1	1
		974	933
13	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	329	275
	Overseas group health insurance	1	-
	Contribution to provident and other funds	17	13
	Professional charges	220	207
	Telephone charges	106	139
	Power and fuel	122	125
	Traveling and conveyance	58	79
	Overseas travel expenses	9	13
	Visa charges and others	1	3
	Office maintenance	132	138
	Guest house maintenance	4	5
	Insurance charges	23	18
	Printing and stationery	8	9
	Donations	43	21
	Rent	28	22
	Advertisements	3	4
	Repairs to building	33	31
	Repairs to plant and machinery	31	21
	Rates and taxes	26	29
	Professional membership and seminar participation fees	8	9
	Postage and courier	8	8
	Books and periodicals	3	3
	Provision for bad and doubtful debts	(1)	74
	Provision for doubtful loans and advances	-	1
	Commission to non-whole time directors	6	6
	Freight charges	1	1
	Bank charges and commission	2	2
	Research grants	25	19
	Auditor's remuneration
	Statutory audit fees	1	1
	Certification charges	-	-
	Others	-	-
	Out of pocket expenses	-	-
	Miscellaneous expenses	-	4
		1,247	1,280
14	OTHER INCOME, NET
	Interest received on deposits with banks and others*	743	836
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	101	2
	Miscellaneous income, net**	27	38
	Gains / (losses) on foreign currency, net	39	(372)
		910	504
	*includes tax deducted at source	95	179
	**refer to note 23.2.6, 23.2.14 and note 23.2.25
15	PROVISION FOR TAXATION
	Income taxes*	1,984	991
	MAT credit entitlement	(288)	(93)
	Deferred taxes	21	(3)
		1,717	895
	*Refer to note 23.2.11

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except as otherwise stated
Schedules to Cash Flow statements for the year ended March 31,		2010	2009
16	CHANGE IN LOANS AND ADVANCES

	As per the balance sheet*	3,888	3,164
	Less: Gratuity obligation - unamortised amount relating to plan amendment**	26	29
	Deposits with financial institutions included in cash and cash equivalents***	1,500	1,250
	Interest accrued but not due	4	1
	MAT credit entitlement	-	262
	Advance income taxes	641	268
		1,717	1,354
	Less: Opening balance considered	1,354	842
		363	512
	* includes loans to subsidiary and net of gratuity transitional liability
	** refer to Note 23.2.21
	*** Excludes restricted deposits held with LIC of Rs. 281 crore (Rs. 253 crore) for funding leave liability
17	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the balance sheet	3,798	3,305
	Less: Unclaimed dividend	2	2
	Gratuity obligation - unamortised amount relating to plan amendment	26	29
	Provisions separately considered in Cash Flow statement
	Income taxes	719	575
	Proposed dividend	861	773
	Tax on dividend	143	131
		2,047	1,795
	Less: Opening balance considered	1,795	1,491
		252	304
18	INCOME TAXES PAID
	Charge as per the profit and loss account	1,717	895
	Add/(Less) : Increase/(Decrease) in advance income taxes	373	53
	Increase/(Decrease) in deferred taxes	(21)	3
	Increase/(Decrease) in MAT credit entitlement	(262)	93
	Income tax benefit arising from exercise of stock options	(10)	(10)
	(Increase)/Decrease in income tax provision	(144)	(194)
		1,653	840
19	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the balance sheet	787	1,822
	Less: Opening capital work-in-progress	615	1,260
	Add: Closing capital work-in-progress	409	615
		581	1,177
20 (a)	INVESTMENTS IN SUBSIDIARIES *
	As per the balance sheet	1,125	1,005
	Less: Opening balance considered	1,005	964
		120	41
	* Refer to note 23.2.15 for investment made in subsidiaries
20 (b)	INVESTMENTS IN SECURITIES *
	As per the balance sheet	3,507	-
	Less: Closing balance of interest accrued on certificates of deposit	10	-
		3,497	-
	* Refer to note 23.2.15 for investment and redemptions
21	INTEREST AND DIVIDEND RECEIVED
	Interest and dividend income as per profit and loss account	844	838
	Add: Opening interest accrued but not due	1	186
	Less: Closing balance of interest accrued on certificates of deposit	10	-
	Closing interest accrued but not due	4	1
		831	1,023
22	CASH AND CASH EQUIVALENTS AT THE END
	As per the balance sheet	9,797	9,039
	Add: Deposits with financial institutions (excluding interest accrued and not due)*	1,500	1,250
		11,297	10,289
* Excludes restricted deposits held with LIC of Rs. 281 crore (Rs. 253 crore) for funding leave liability (refer to note 23.2.23b)

Schedules to the Financial Statements for the year ended March 31, 2010

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited ("Infosys" or "the Company") along with its majority-owned and controlled subsidiary, Infosys BPO Limited ("Infosys BPO") and wholly-owned and controlled subsidiaries, Infosys Technologies (Australia) Pty. Limited ("Infosys Australia"), Infosys Technologies (China) Co. Limited ("Infosys China"), Infosys Consulting Inc. ("Infosys Consulting"), Infosys Technologies S. de R. L. de C. V. ("Infosys Mexico"), Infosys Technologies (Sweden) AB. ("Infosys Sweden"), Infosys Tecnologia DO Brasil LTDA. ("Infosys Brasil") and Infosys Public Services, Inc, USA ("Infosys Public Services") is a leading global technology services corporation. The Company provides end-to-end business solutions that leverage cutting-edge technology, thereby enabling clients to enhance business performance. The Company provides solutions that span the entire software lifecycle encompassing technical consulting, design, development, re-engineering, maintenance, systems integration, package evaluation and implementation, testing and infrastructure management services. In addition, the Company offers software products for the banking industry.

23.1. Significant accounting policies

23.1.1. Basis of preparation of financial statements

The financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (GAAP) under the historical cost convention on the accrual basis except for certain financial instruments which are measured at fair values. GAAP comprises mandatory accounting standards as prescribed by the Companies (Accounting Standards) Rules, 2006, the provisions of the Companies Act, 1956 and guidelines issued by the Securities and Exchange Board of India (SEBI). Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include computation of percentage of completion which requires the Company to estimate the efforts expended to date as a proportion of the total efforts to be expended, provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as the Management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the financial statements.

The Management periodically assesses using, external and internal sources, whether there is an indication that an asset may be impaired. An impairment loss is recognized wherever the carrying value of an asset exceeds its recoverable amount. The recoverable amount is higher of the asset's net selling price and value in use, which means the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. An impairment loss for an asset is reversed if, and only if, the reversal can be related objectively to an event occurring after the impairment loss was recognized. The carrying amount of an asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

23.1.3. Revenue recognition

Revenue is primarily derived from software development and related services and from the licensing of software products. Arrangements with customers for software development and related services are either on a fixed-price, fixed-timeframe or on a time-and-material basis.

Revenue on time-and-material contracts are recognized as the related services are performed and revenue from the end of the last billing to the Balance Sheet date is recognized as unbilled revenues. Revenue from fixed-price and fixed-timeframe contracts, where there is no uncertainty as to measurement or collectability of consideration, is recognized based upon the percentage of completion. When there is uncertainty as to measurement or ultimate collectability revenue recognition is postponed until such uncertainty is resolved. Cost and earnings in excess of billings are classified as unbilled revenue while billing in excess of cost and earnings is classified as unearned revenue. Provision for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current estimates.

Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized ratably over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in case of multiple element contracts, which require significant implementation services, where revenue for the entire arrangement is recognized over the implementation period based upon the percentage-of-completion. Revenue from client training, support and other services arising due to the sale of software products is recognized as the related services are performed.

The Company accounts for volume discounts and pricing incentives to customers as a reduction of revenue based on the ratable allocation of the discount / incentive amount to each of the underlying revenue transactions that result in progress by the customer towards earning the discount / incentive. Also, when the level of discount varies with increases in levels of revenue transactions, the Company recognizes the liability based on its estimate of the customer's future purchases. If it is probable that the criteria for the discount will not be met, or if the amount thereof cannot be estimated reliably, then discount is not recognized until the payment is probable and the amount can be estimated reliably. The Company recognizes changes in the estimated amount of obligations for discounts using a cumulative catchup approach. The discounts are passed on to the customer either as direct payments or as a reduction of payments due from the customer.

The Company presents revenues net of value-added taxes in its Profit and Loss account.

Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between the sale price and carrying value of the investment. Lease rentals are recognized ratably on a straight line basis over the lease term. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the Company's right to receive dividend is established.

23.1.4. Provisions and contingent liabilities

A provision is recognized if, as a result of a past event, the Company has a present legal obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by the best estimate of the outflow of economic benefits required to settle the obligation at the reporting date. Where no reliable estimate can be made, a disclosure is made as contingent liability. A disclosure for a contingent liability is also made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is a possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

23.1.4.a. Post-sales client support and warranties

The Company provides its clients with a fixed-period warranty for corrections of errors and telephone support on all its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time when related revenues are recorded and included in cost of sales. The Company estimates such costs based on historical experience and the estimates are reviewed annually for any material changes in assumptions.

23.1.4.b. Onerous contracts
Provisions for onerous contracts are recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. The provision is measured at lower of the expected cost of terminating the contract and the expected net cost of fulfilling the contract.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation and impairments, if any. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets, and the cost of fixed assets that are not yet ready for their intended use at the reporting date. Intangible assets are recorded at the consideration paid for acquisition of such assets and are carried at cost less accumulated amortization and impairment.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is provided on the straight-line method over the useful lives of assets estimated by the Management. Depreciation for assets purchased / sold during a period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are depreciated over a period of one year from the date of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The Management estimates the useful lives for the other fixed assets as follows :

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years

Depreciation methods, useful lives and residual values are reviewed at each reporting date.

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, the Company provides for gratuity, a defined benefit retirement plan ("the Gratuity Plan") covering eligible employees. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Company.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation at each Balance Sheet date using the projected unit credit method. The Company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees' Gratuity Fund Trust (the Trust). Trustees administer contributions made to the Trust and contributions are invested in specific investments as permitted by the law. The Company recognizes the net obligation of the gratuity plan in the Balance Sheet as an asset or liability, respectively in accordance with Accounting Standard (AS) 15, “Employee Benefits”. The Company's overall expected long-term rate-of-return on assets has been determined based on consideration of available market information, current provisions of Indian law specifying the instruments in which investments can be made, and historical returns. The discount rate is based on the Government securities yield. Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the Profit and Loss account in the period in which they arise.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants in the superannuation plan ("the Plan") which is a defined contribution plan. Until March 2005, the Company made contributions under the Plan to the Infosys Technologies Limited Employees’ Superannuation Fund Trust ("the Superannuation Trust"). The Company has no further obligations to the Plan beyond its monthly contributions. Effective April 1, 2005, a portion of the monthly contribution amount is paid directly to the employees as an allowance and the balance amount is contributed to the Superannuation Trust.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined benefit plan. Both the employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The Company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the government. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the Trust and the notified interest rate.

23.1.7.d. Compensated absences

The employees of the Company are entitled to compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation based on the additional amount expected to be paid as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

23.1.8. Research and development

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the Company has an intention and ability to complete and use or sell the software and the costs can be measured reliably.

23.1.9. Foreign currency transactions

Foreign-currency denominated monetary assets and liabilities are translated at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are included in the profit or loss account. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction.

Revenue, expense and cash-flow items denominated in foreign currencies are translated using the exchange rate in effect on the date of the transaction. Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled.

23.1.10. Forward and options contracts in foreign currencies

The Company uses foreign exchange forward and options contracts to hedge its exposure to movements in foreign exchange rates. The use of these foreign exchange forward and options contracts reduce the risk or cost to the Company and the Company does not use those for trading or speculation purposes.

Effective April 1, 2008, the Company adopted AS 30, "Financial Instruments: Recognition and Measurement", to the extent that the adoption did not conflict with existing accounting standards and other authoritative pronouncements of the Company Law and other regulatory requirements.

Forward and options contracts are fair valued at each reporting date. The resultant gain or loss from these transactions are recognized in the profit or loss account. The Company records the gain or loss on effective hedges, if any, in the foreign currency fluctuation reserve until the transactions are complete. On completion, the gain or loss is transferred to the Profit and Loss account of that period. To designate a forward or options contract as an effective hedge, the Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of a designation as effective hedge, a gain or loss is recognized in the Profit and Loss account. Currently hedges undertaken by the Company are all ineffective in nature and the resultant gain or loss consequent to fair valuation is recognized in the Profit and Loss account at each reporting date.

23.1.11. Income taxes

Income taxes are accrued in the same period that the related revenue and expenses arise. A provision is made for income tax annually, based on the tax liability computed, after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable. Minimum alternate tax (MAT) paid in accordance with the tax laws, which gives rise to future economic benefits in the form of tax credit against future income tax liability, is recognized as an asset in the Balance Sheet if there is convincing evidence that the Company will pay normal tax after the tax holiday period and the resultant asset can be measured reliably. The Company offsets, on a year on year basis, the current tax assets and liabilities, where it has a legally enforceable right and where it intends to settle such assets and liabilities on a net basis.

The differences that result between the profit considered for income taxes and the profit as per the financial statements are identified, and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount of timing difference. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on enacted or substantively enacted regulations. Deferred tax assets in situation where unabsorbed depreciation and carry forward business loss exists, are recognized only if there is virtual certainty supported by convincing evidence that sufficient future taxable income will be available against which such deferred tax asset can be realized. Deferred tax assets, other than in situation of unabsorbed depreciation and carry forward business loss, are recognized only if there is reasonable certainty that they will be realized. Deferred tax assets are reviewed for the appropriateness of their respective carrying values at each reporting date. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to Profit and Loss account are credited to the share premium account.

23.1.12. Earnings per share

Basic earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares outstanding during the period. Diluted earnings per share is computed by dividing the net profit after tax by the weighted average number of equity shares considered for deriving basic earnings per share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value which is the average market value of the outstanding shares. Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

23.1.13. Investments

Trade investments are the investments made to enhance the Company’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value of each investment individually. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment translated at the exchange rate prevalent at the date of investment. Long-term investments are carried at cost less provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash and cash equivalents

Cash and cash equivalents comprise cash and cash on deposit with banks and corporations. The Company considers all highly liquid investments with a remaining maturity at the date of purchase of three months or less and that are readily convertible to known amounts of cash to be cash equivalents.

23.1.15. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Company are segregated.

23.1.16. Leases

Lease under which the company assumes substantially all the risks and rewards of ownership are classified as finance leases. Such assets acquired are capitalized at fair value of the asset or present value of the minimum lease payments at the inception of the lease, whichever is lower. Lease payments under operating leases are recognised as an expense on a straight line basis in the profit and loss account over the lease term.

23.2. Notes on accounts

Amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. Certain amounts do not appear due to rounding off, and are detailed in Note 23.3. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period/ year figures have been regrouped / reclassified, wherever necessary to conform to the current presentation.

23.2.1. Aggregate expenses

The aggregate amounts incurred on expenses are as follows :

in Rs. crore
	Year ended March 31,
	2010	2009
Salaries and bonus including overseas staff expenses	9,913	9,533
Contribution to provident and other funds	265	227
Staff welfare	30	64
Overseas group health insurance	142	145
Overseas travel expenses	398	493
Visa charges and others	95	121
Traveling and conveyance	61	82
Technical sub-contractors - subsidiaries	1,210	861
Technical sub-contractors - others	269	305
Software packages
For own use	309	274
For service delivery to clients	17	41
Professional charges	242	228
Telephone charges	117	153
Communication expenses	46	58
Power and fuel	122	125
Office maintenance	132	138
Guest house maintenance	4	5
Commission charges	16	21
Brand building	55	62
Rent	62	60
Insurance charges	23	18
Computer maintenance	22	23
Printing and stationery	9	10
Consumables	22	20
Donations	43	21
Advertisements	3	6
Marketing expenses	11	15
Repairs to building	33	31
Repairs to plant and machinery	31	21
Rates and taxes	26	29
Professional membership and seminar participation fees	8	9
Postage and courier	8	8
Provision for post-sales client support and warranties	(2)	39
Books and periodicals	3	3
Provision for bad and doubtful debts	(1)	74
Provision for doubtful loans and advances	-	1
Commission to non-whole time directors	6	6
Sales promotion expenses	1	1
Freight charges	1	1
Bank charges and commission	2	2
Auditor's remuneration
Statutory audit fees	1	1
Certification charges	-	-
Others	-	-
Out-of-pocket expenses	-	-
Research grants	25	19
Miscellaneous expenses	-	4
	13,780	13,358

23.2.2. Capital commitments and contingent liabilities

in Rs. crore
Particulars	As at March 31,
	2010	2009
Estimated amount of unexecuted capital contracts
(net of advances and deposits)	267	344
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favour of various government authorities and others	3	3
Claims against the Company, not acknowledged as debts*	28	3
[Net of amount paid to statutory authorities Rs. 241 crore (Rs. 200 crore)]

	in million	in Rs. crore	in million	in Rs. crore
Forward contracts outstanding
In USD	228	1,024	245	1,243
In Euro	16	97	20	135
In GBP	7	48	15	109
In AUD	3	12	-	-
Options contracts outstanding
In USD	200	898	173	877

"* Claims against the Company not acknowledged as debts include demand from the Indian tax authorities for payment of additional tax of Rs. 214 crore (Rs. 197 crore), including interest of Rs. 39 crore (Rs. 43 crore) upon completion of their tax review for fiscal 2005 and fiscal 2006. The tax demands are mainly on account of disallowance of a portion of the deduction claimed by the Company under Section 10A of the Income tax Act. The deductible amount is determined by the ratio of export turnover to total turnover. The disallowance arose from certain expenses incurred in foreign currency being reduced from export turnover but not reduced from total turnover. The matter for fiscal 2005 and 2006 is pending before the Commissioner of Income tax (Appeals) Bangalore.

The Company is contesting the demands and the Management, including its tax advisors, believes that its position will likely be upheld in the appellate process. No tax expense has been accrued in the financial statements for the tax demand raised. The Management believes that the ultimate outcome of this proceeding will not have a material adverse effect on the Company's financial position and results of operations."

As of the Balance Sheet date, the company's net foreign currency exposures that are not hedged by a derivative instrument or otherwise is Rs. 891 crore. (Rs. 1,136 crore as at March 31, 2009).

23.2.3. Quantitative details

The Company is primarily engaged in the development and maintenance of computer software. The production and sale of such software cannot be expressed in any generic unit. Hence, it is not possible to give the quantitative details of sales and certain information as required under paragraphs 3, 4C and 4D of part II of Schedule VI to the Companies Act, 1956.

23.2.4. Imports (valued on the cost, insurance and freight basis)

in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Capital goods	91	207
Software packages	10	8
	101	215

23.2.5. Activity in foreign currency

in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Earnings in foreign currency (on receipts basis)
Income from software services and products	21,072	19,812
Interest received from banks and others	3	24
Expenditure in foreign currency (on payments basis)
Travel expenses (including visa charges)	404	480
Professional charges	150	124
Technical sub-contractors - subsidiaries	1,210	861
Overseas salaries and incentives	5,950	5,878
Other expenditure incurred overseas for software development	675	700
Net earnings in foreign currency	12,686	11,793

23.2.6. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term, non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

in Rs. crore
	Year ended March 31,
	2010	2009
Lease rentals recognized during the period	62	60

in Rs. crore
	As at March 31,
Lease obligations payable:	2010	2009
Within one year of the balance sheet date	48	46
Due in a period between one year and five years	149	154
Due after five years	24	30

The operating lease arrangements extend upto a maximum of ten years from their respective dates of inception and relates to rented overseas premises. Some of the lease agreements have a price escalation clause.

Fixed assets provided on operating lease to Infosys BPO, a subsidiary company, as at March 31, 2010 and March 31, 2009 :

in Rs. crore
Particulars	Cost	Accumulated depreciation	Net book value
Buildings	59	21	38
	59	17	42
Plant and machinery	18	15	3
	18	12	6
Computer equipment	1	1	-
	1	1	-
Furniture and fixtures	3	2	1
	3	2	1
Total	81	39	42
	81	32	49

The aggregate depreciation charged on the above assets during the year ended March 31, 2010 amounted to Rs. 7 crore (Rs. 8 crore for the year ended March 31, 2009).

The rental income from Infosys BPO for the year ended March 31, 2010 amounted to Rs. 16 crore. (Rs. 16 crore for the year ended March 31, 2009.)

23.2.7. Related party transactions

List of related parties:

Name of subsidiaries	Country	Holding, as at March 31,
		2010	2009
Infosys BPO	India	99.98%	99.98%
Infosys Australia	Australia	100%	100%
Infosys China	China	100%	100%
Infosys BPO s. r. o *	Czech Republic	99.98%	99.98%
Infosys BPO (Poland) Sp Z.o.o *	Poland	99.98%	99.98%
Infosys BPO (Thailand) Limited *	Thailand	99.98%	99.98%
Mainstream Software Pty Limited**	Australia	100%	100%
Infosys Sweden ***	Sweden	100%	-
Infosys Brasil ****	Brazil	100%	-
Infosys Consulting *****	USA	100%	100%
Infosys Mexico #	Mexico	100%	100%
Infosys Consulting India Limited ##	India	100%	-
Infosys Public Services, Inc. ###	USA	100%	-
McCamish Systems LLC ####	USA	99.98%	-

*           Infosys BPO s.r.o, Infosys BPO (Poland) Sp Z.o.o and Infosys BPO (Thailand) Limited are wholly owned subsidiaries of Infosys BPO.
**          Mainstream Software Pty Limited is a wholly owned subsidiary of Infosys Australia.
***	During the year ended March 31, 2009, the Company incorporated wholly-owned subsidiary, Infosys Technologies (Sweden) AB, which was capitalized on July 8, 2009.
****
On August 7, 2009 the Company incorporated wholly-owned subsidiary, Infosys Tecnologia DO Brasil LTDA. Additionally during the quarter ended March 31, 2010 the Company invested Rs. 11 crore (BRL 4 million) in the subsidiary. As of March 31,2010 the company has invested an aggregate of Rs. 28 crore (BRL 11 million) in the subsidiary

*****
During the year ended March 31, 2010 the Company made an additional investment of Rs. 50 crore (USD 10 million) in Infosys Consulting, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009, the Company has invested an aggregate of Rs. 243 crore (USD 55 million) and Rs.193 crore (USD 45 million), respectively in the subsidiary.

#
During the year ended March 31, 2010 the Company made an additional investment of Rs 18 crore (Mexican Peso 50 million) in Infosys Mexico, which is a wholly owned subsidiary. As of March 31, 2010 and March 31, 2009 the Company has invested an aggregate of Rs. 40 crore (Mexican Peso 110 million) and Rs. 22 crore (Mexican Peso 60 million), respectively in the subsidiary.

##	On August 19, 2009 Infosys Consulting incorporated wholly-owned subsidiary, Infosys Consulting India Limited. As of March 31, 2010 Infosys Consulting has invested Rs. 1 crore in the subsidiary.
###	On October 9, 2009 the Company incorporated wholly-owned subsidiary, Infosys Public Services, Inc. As of March 31, 2010 the company has invested Rs. 24 crore (USD 5 million) in the subsidiary.
####
On December 4, 2009, Infosys BPO acquired 100% of the voting interests in McCamish Systems LLC (McCamish), a business process solutions provider based in Atlanta, Georgia, in the United States. The business acquisition was conducted by entering into Membership Interest Purchase Agreement for a cash consideration of Rs. 173 crore and a contingent consideration of Rs. 67 crore. The acquisition was completed during the year and accounted as a business combination which resulted in goodwill of Rs. 227 crore.

Infosys guarantees the performance of certain contracts entered into by its subsidiaries

Details of amounts due to or due from as at March 31, 2010 and March 31, 2009 :

in Rs. crore
Particulars	As at March 31,
	2010	2009
Loans and advances
Infosys China	46	51
Sundry debtors
Infosys China	19	-
Infosys Australia	7	4
Infosys Mexico	1	1
Infosys Consulting	26	-
Infosys Brazil	1	-
Infosys BPO (Including subsidiaries)	2	-
Sundry creditors
Infosys China	18	4
Infosys Australia	20	16
Infosys BPO (Including subsidiaries)	7	1
Infosys Consulting	43	-
Infosys Consulting India	1	-
Infosys Mexico	5	-
Infosys Sweden	1	-
Deposit taken for shared services
Infosys BPO	7	3

The details of the related party transactions entered into by the company and maximum dues from subsidiaries, in addition to the lease commitments described in note 23.2.6, for the year ended March 31, 2010 and March 31, 2009 are as follows:

in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Capital transactions:
Financing transactions
Infosys Consulting	50	22
Infosys China	-	19
Infosys Mexico	18	-
Infosys Brasil	28	-
Infosys Public Services	24	-
Loans/Advances
Infosys China	-	10
Revenue transactions:
Purchase of services
Infosys Australia	634	471
Infosys China	134	81
Infosys Consulting	378	275
Infosys Sweden	11	-
Infosys BPO (Including subsidiaries)	3	1
Infosys Brazil	5	-
Infosys Mexico	45	33
Purchase of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	53	32
Interest income
Infosys China	3	3
Sale of services
Infosys Australia	25	10
Infosys China	10	2
Infosys Consulting	25	4
Infosys BPO (Including subsidiaries)	-	1
Sale of shared services including facilities and personnel
Infosys BPO (Including subsidiaries)	71	53
Infosys Consulting	4	3
Maximum balances of loans and advances
Infosys Australia	51	35
Infosys China	48	51
Infosys BPO (Including subsidiaries)	4	-
Infosys Mexico	4	4
Infosys Consulting	35	26

During the year ended March 31, 2010, an amount of Rs. 34 crore (Rs. 20 crore for the year ended March 31, 2009) was donated to Infosys Foundation, a not-for-profit foundation, in which certain directors of the Company are trustees.

During the year ended March 31, 2010, an amount of Rs. 23 crore (Rs. 15 crore for the year ended March 31, 2009) has been granted to Infosys Science Foundation, a not-for-profit foundation, in which certain directors and officers of the Company are trustees.

23.2.8. Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to key management personnel during the year ended March 31, 2010 and March 31, 2009 have been detailed in Schedule 23.4.

The aggregate managerial remuneration under Section 198 of the Companies Act 1956, to the directors (including managing director) is:

in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Whole-time directors
Salary	2	2
Contribution to provident and other funds	-	-
Perquisites and incentives	7	6
Total remuneration	9	8

Non-Whole-time directors
Commission	6	6
Reimbursement of expenses	1	1
Total remuneration	7	7

Computation of net profit in accordance with Section 349 of the Companies Act, 1956, and calculation of commission payable to non-whole-time directors:

in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Net profit after tax before exceptional item	5,755	5,819
Add:
Whole-time directors' remuneration	9	8
Commission to non-whole time-directors	6	6
Provision for bad and doubtful debts	(1)	74
Provision for doubtful loans and advances	-	1
Depreciation as per books of accounts	807	694
Provision for taxation	1,717	895
	8,293	7,497
Less:
Depreciation as envisaged under Section 350 of the Companies Act*	807	694
Net profit on which commission is payable	7,486	6,803

Commission payable to non-whole-directors:
Maximum allowed as per the Companies Act, 1956 at 1%	75	68
Maximum approved by the share holders at 1% (1%)	75	68
Commission approved by the Board	6	6

* The company depreciates fixed assets based on estimated useful lives that are lower than those prescribed in Schedule XIV of the Companies Act, 1956. Accordingly, the rates of depreciation used by the company are higher than the minimum prescribed by the Schedule XIV.

During the year ended March 31, 2010 and March 31, 2009 Infosys BPO has provided for commission of Rs. 0.12 crore and Rs 0.12 crore to a non-whole-time director of Infosys.

23.2.9. Research and development expenditure

in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Capital	3	31
Revenue	437	236

23.2.10. Stock option plans

The Company has two Stock Option Plans.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the Board of Directors in December 1997 and by the shareholders in January 1998, and is for issue of 1,17,60,000 ADSs representing 1,17,60,000 equity shares. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the Board of Directors administers the 1998 Plan. All options have been granted at 100% of fair market value. The 1998 Plan lapsed on January 6, 2008, and consequently no further shares will be issued to employees under this plan.

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the Board of Directors approved the plan in September 1999, which provides for the issue of 5,28,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options were issued to employees at an exercise price that is not less than the fair market value. The 1999 Plan lapsed on June 11, 2009, and consequently no further shares will be issued to employees under this plan.

The activity in the 1998 Plan and 1999 Plan during the year ended March 31, 2010 and March 31, 2009 are set out below.

	Year ended March 31,
	2010	2009
The 1998 Plan:
Options outstanding, beginning of year	9,16,759	15,30,447
Less: Exercised	6,14,071	4,55,586
Forfeited	60,424	1,58,102
Options outstanding, end of year	2,42,264	9,16,759
The 1999 Plan:
Options outstanding, beginning of year	9,25,806	14,94,693
Less: Exercised	3,81,078	3,78,699
Forfeited	3,40,264	1,90,188
Options outstanding, end of year	2,04,464	9,25,806

The weighted average share price of options exercised under the 1998 Plan during the year ended March 31, 2010 and March 31, 2009 was Rs. 2,266 and Rs. 1,683, respectively. The weighted average share price of options exercised under the 1999 Plan during the year ended March 31, 2010 and March 31, 2009 was Rs. 2,221 and Rs. 1,566, respectively.

The following table summarizes information about the 1998 and 1999 share options outstanding as of March 31, 2010 and March 31, 2009 :

Range of exercise prices per share (Rs.)	Year ended March 31, 2010
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	1,74,404	0.94	551
701-1,400	67,860	1.27	773
	2,42,264	1.03	613
The 1999 Plan:
300-700	1,52,171	0.91	439
701-1,400	,0	-	-
1,401-2,500	52,293	1.44	2,121
	2,04,464	1.05	869

Range of exercise prices per share (Rs.)	Year ended March 31, 2009
	Number of shares arising out of options	Weighted average remaining contractual life	Weighted average exercise price
The 1998 Plan:
300-700	3,37,790	1.46	567
701-1,400	4,93,048	1.56	980
1,401-2,100	76,641	0.46	1,693
2,101-2,800	6,880	0.13	2,453
2,801-4,200	2,400	0.02	2,899
	9,16,759	1.41	904
The 1999 Plan:
300-700	3,00,976	1.55	429
701-1,400	2,23,102	0.60	802
1,401-2,500	4,01,728	1.06	2,121
	9,25,806	1.11	1,253

The aggregate options considered for dilution are set out in note 23.2.19

Proforma accounting for stock option grants

Infosys applies the intrinsic value-based method of accounting for determining compensation cost for its stock-based compensation plan. Had the compensation cost been determined using the fair value approach, the Company's net profit and basic and diluted earnings per share as reported would have reduced to the proforma amounts as indicated :

Particulars	Year ended March 31,
	2010	2009

Net profit after exceptional item
As reported	5,803	5,819
Less: Stock-based employee compensation expense	1	7
Adjusted proforma	5,802	5,812

Basic earnings per share as reported	101.22	101.65
Proforma basic earnings per share	101.21	101.52
Diluted earnings per share as reported	101.10	101.48
Proforma diluted earnings per share	101.09	101.35

23.2.11. Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries. Infosys' operations are conducted through Software Technology Parks ("STPs") and Special Economic Zones ("SEZs"). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2011. Income from SEZs is fully tax exempt for the first 5 years, 50% exempt for the next 5 years and 50% exempt for another 5 years subject to fulfilling certain conditions. For Fiscal 2008 and 2009, the company had calculated its tax liability under Minimum Alternate Tax (MAT). The MAT credit can be carried forward and set off against the future tax payable. In the current year, the company has calculated its tax liability under normal provisions of the Income Tax Act and utilised the brought forward MAT Credit.

During the year ended March 31, 2010, the company has provided for branch profit tax of Rs. 232 crore for its overseas branches, as the company estimates that these branch profits would be distributed in the foreseeable future. Further, the tax provision for the year ended March 31, 2010, includes a net tax reversal of Rs. 316 crore relating to SEZ units, for provisions no longer required.

23.2.12. Cash and bank balances

Details of balances as on balance sheet dates with non-scheduled banks:-

in Rs. crore
Balances with non-scheduled banks	As at March 31,
	2010	2009
In current accounts
ABN Amro Bank, Taiwan	2	2
Bank of America, USA	644	574
Citibank NA, Australia	24	33
Citibank NA, Singapore	-	7
Citibank NA, Thailand	1	1
Citibank NA, Japan	2	2
Deutsche Bank, Belgium	18	6
Deutsche Bank, Germany	12	5
Deutsche Bank, Moscow (U.S.dollar account)	1	-
Deutsche Bank, Netherlands	7	1
Deutsche Bank, France	1	1
Deutsche Bank, Switzerland	10	-
Deutsche Bank, Switzerland (U.S Dollar account)	1	-
Deutsche Bank, Singapore	1	-
Deutsche Bank, UK	29	58
Deutsche Bank, Spain	2	1
HSBC Bank, UK	1	7
Royal Bank of Canada, Canada	20	5
The Bank of Tokyo - Mitsubishi UFJ Ltd., Japan	-	1
	776	704

Details of balances as on balance sheet dates with scheduled banks:-

in Rs. crore
Balances with scheduled banks in India	As at March 31,
	2010	2009
In current accounts
Citibank-Unclaimed dividend account	-	1
Deustche Bank	12	11
Deustche Bank-EEFC (Euro account)	3	26
Deustche Bank-EEFC (Swiss Franc account)	-	3
Deustche Bank-EEFC (U.S. dollar account)	8	11
HDFC Bank - Unclaimed dividend account	1	-
ICICI Bank	121	14
ICICI Bank-EEFC (U.S. dollar account)	7	34
ICICI bank-Unclaimed dividend account	1	1
	153	101

in Rs. crore
Balances with scheduled banks in India	As at March 31,
	2010	2009
In deposit accounts
Allahabad Bank	100	-
Andhra Bank	99	80
Bank of Baroda	299	781
Bank of India	881	-
Bank of Maharashtra	500	493
Barclays Bank	100	140
Canara Bank	958	794
Central Bank of India	100	-
Corporation Bank	276	335
DBS Bank	49	25
HSBC Bank	483	258
ICICI Bank	1,370	510
IDBI Bank	900	500
ING Vysya Bank	25	25
Indian Overseas Bank	131	-
Jammu and Kashmir Bank	10	-
Kotak Mahindra Bank	25	-
Oriental Bank of commerce	100	-
Punjab National Bank	994	480
State Bank of Hyderabad	200	200
State Bank of India	126	2,083
State Bank of Mysore	496	500
Syndicate Bank	458	500
The Bank of Nova Scotia	-	350
Union Bank of India	93	85
Vijaya Bank	95	95
	8,868	8,234
Total cash and bank balances as per balance sheet	9,797,	9,039

Details of maximum balances during the period with non-scheduled banks:-

in Rs. crore
Maximum balance with non-scheduled banks during the period	Year ended March 31,
	2010	2009
In current accounts
ABN Amro Bank, Taiwan	4	4
Bank of America, USA	694	956
Citibank NA, Australia	134	192
Citibank NA, New Zealand	5	-
Citibank NA, Singapore	45	24
Citibank NA, Japan	17	45
Citibank NA, Thailand	1	1
Deutsche Bank, Belgium	47	33
Deutsche Bank, Germany	31	52
Deutsche Bank, Netherlands	20	41
Deutsche Bank, France	6	9
Deutsche Bank, Russia (U.S. dollar account)	1	-
Deutsche Bank, Spain	5	2
Deutsche Bank, Singapore	15	-
Deutsche Bank, Switzerland	39	36
Deutsche Bank, Switzerland (U.S. dollar account)	14	31
Deutsche Bank, UK	183	350
HSBC Bank, UK	8	11
Morgan Stanley Bank, USA	8	3
Nordbanken, Sweden	-	1
Royal Bank of Canada, Canada	28	42
Standard Chartered Bank, UAE	4	-
Svenska Handelsbanken, Sweden	3	3
The Bank of Tokyo - Mitsubishi UFJ Ltd., Japan	2	6

23.2.13. Loans and advances

Deposits with financial institutions:

in Rs. crore
Particulars	As at March 31,
	2010	2009
HDFC Limited	1,500	1,250
Life Insurance Corporation of India (LIC)	281	253
	1,781	1,503

Maximum balance (including accrued interest) held as deposits with financial institutions:

in Rs. crore
	Year ended March 31,
	2010	2009
Deposits with financial institutions:
HDFC Limited*	1,550	1,250
GE Capital Services India	-	271
Life Insurance Corporation of India	281	253

* Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

Deposit with LIC represents amount deposited to settle employee benefit obligations as and when they arise during the normal course of business. (refer to note 23.2.23.b.)

23.2.14. Fixed assets

Profit / (loss) on disposal of fixed assets during the year ended March 31, 2010 and March 31, 2009 is less than Rs. 1 crore and accordingly disclosed under note 23.3.

Depreciation charged to the profit and loss account includes a charge relating to assets costing less than Rs. 5,000/- each and other low value assets.

in Rs. crore
	Year ended March 31,
	2010	2009
Depreciation charged during the year	86	71

The Company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the Company has the option to purchase the properties on expiry of the lease period. The Company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which though the company has possession certificate, the sale deeds are yet to be executed as at March 31, 2010.

23.2.15. Details of Investments

in Rs. crore
Particulars	As at March 31,
	2010	2009
Long- term investments
OnMobile Systems Inc., (formerly Onscan Inc.) USA
21,54,100 (53,85,251) common stock at USD 0.4348 each, fully paid, par value USD 0.001 each	4	9
Merasport Technologies Private Limited *
2,420 equity shares at Rs. 8,052 each, fully paid, par value Rs. 10 each	2	2
	6	11
Less: Provision for investment	2	11
	4	-

*
 During the year ended March 31, 2009, Infosys received 2,420 shares of Mera Sport Technologies Private Limited valued at Rs. 2 crore in lieu of provision of usage rights to the software developed by Infosys. The investment was fully provided for during the year ended March 31, 2009 based on dimunition other than temporary.

Details of liquid mutual fund units as on March 31, 2010:

Particulars	Number of units	Amount (in Rs. Crore)

Tata Floater Fund - Weekly Dividend	27,28,06,768	275
Kotak Floater Long Term Plan - Weekly Dividend	20,93,66,402	211
Reliance Medium Term Fund - Weekly Dividend Plan D	13,68,30,703	234
Birla Sunlife Savings Fund - Institutional - Weekly Dividend Payout	26,71,60,366	267
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend Payout	2,93,92,648	310
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C - Weekly Dividend	38,95,22,783	390
UTI Treasury Advantage Fund - Institutional Weekly Dividend Plan - Payout	38,86,168	389
HDFC Floating Rate Income Fund - Short Term Plan - Dividend Weekly	12,03,96,040	122
DWS Ultra Short Term Fund - Institutional Weekly Dividend	3,96,85,983	40
SBI - SHF - Ultra Short Term Fund - Institutional Plan - Weekly Dividend Payout	3,47,73,535	35
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan - Weekly Dividend Payout	1,09,36,513	11
DSP Blackrock Floating Rate Fund - Institutional - Weekly Dividend	99,866	10
Religare Ultra Short Term Fund - Institutional Weekly Dividend	2,25,53,650	23
	153,74,11,425	2,317

At cost		1,413
At fair value		904
		2,317

Balances held in Certificates of deposit as on March 31, 2010:

Particulars	Face Value Rs./-	Units	Amount (in Rs. Crore)
Punjab National Bank	1,00,000	50,000	485
Bank of Baroda	1,00,000	27,500	266
HDFC Bank	1,00,000	25,000	238
Corporation Bank	1,00,000	20,000	191
Jammu and Kashmir Bank	1,00,000	1,000	10
		1,23,500	1,190

Details of investments in and disposal of securities during the year ended March 31, 2010 and March 31, 2009:
in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Investment in securities
Subsidiary- Infosys Consulting	50	22
Subsidiary- Infosys China	-	19
Subsidiary- Infosys Mexico	18	-
Subsidiary - Infosys Brasil	28	-
Subsidiary - Infosys Public Services	24	-
Long term investments	-	2
Certificates of deposit	1,180	193
Liquid mutual fund units	9,016	608
	10,316	844
Redemption / disposal of investment in securities
Long term investments	5	-
Certificates of deposit*	-	200
Liquid mutual fund units	6,699	608
	6,704	808
Net movement in investments	3,612	36
* Represents redemption value inclusive of Rs. 7 crore interest

Investment purchased and sold during the year ended March 31, 2010 :

Name of the fund	Face Value Rs./-	Units	Cost (in Rs. Crore)
Birla Sunlife Short Term Fund - Institutional - Fortnightly Dividend	10	30,69,30,245	312
Birla Sunlife Savings Fund - Institutional - Weekly Dividend	10	44,96,87,618	450
DSP Blackrock Strategic Bond Fund - Institutional Plan - Monthly Dividend	1,000	4,90,830	50
DBS Chola Freedom Income - Short Term Plan - Weekly Dividend	10	8,19,67,368	86
HDFC Floating Rate Income Fund - Short Term	10	50,78,57,424	515
ICICI Prudential Floating Rate Plan - D - Weekly Dividend	10	23,88,35,963	239
ICICI Prudential Flexible Income Plan Premium - Weekly Dividend	100	4,17,36,593	440
IDFC Money Manager Fund - Treasury Plan - Super Institutional Plan C Weekly Dividend	10	61,62,18,874	617
Reliance Medium Term Fund - Weekly Dividend Plan - D	10	30,23,62,955	517
UTI Treasury Advantage Fund - Institutional Weekly Dividend Payout	1,000	43,48,966	435
HSBC Floating Rate Long Term Institutional Weekly Dividend Payout	10	13,43,20,855	151
DWS Ultra Short Term Fund - Institutional Weekly Dividend	10	100,27,38,474	1,011
Religare Ultra Short Term Fund - Institutional Weekly Dividend	10	50,89,85,841	510
Principal Floating Rate Fund FMP-Institutional Option - Dividend Payout Weekly	10	11,11,37,088	111
Tata Floater Fund - Weekly Dividend	10	25,78,43,865	260
Kotak Floater Long Term Plan - Weekly Dividend	10	44,64,32,595	450
SBI - SHF - Ultra Short Term Fund - Institutional Plan - Weekly Dividend Payout	10	41,66,63,413	420
Franklin Templeton India Ultra Short Bond Fund Super Institutional Plan - Weekly Dividend Payout	10	12,37,59,926	125

Investment purchased and sold during the year ended March 31, 2009 :

Name of the fund	Face Value Rs./-	Units	Cost (in Rs. Crore)
Tata Floater Fund - Weekly Dividend Plan	10	15,11,93,892	153
Kotak Floater Long-term - Weekly Dividend Plan	10	17,55,74,233	177
Reliance Medium Term Fund - Weekly Dividend Plan	10	3,21,32,737	55
Birla Sunlife Short-term Fund Institutional Fortnightly Dividend Payout	10	10,58,80,534	107
ICICI Prudential Floating Rate Plan D - Weekly Dividend	10	11,58,84,116	116

Certificates of deposit puchased and sold during the year ended March 31, 2009 :

Particulars	Face Value Rs./-	Units	Cost (in Rs. Crore)
ICICI Bank	1,00,000	10,000	97
Punjab National Bank	1,00,000	10,000	96

23.2.16. Segment reporting

The Company's operations predominantly relate to providing end-to-end business solutions that leverage technology thereby enabling clients to enhance business performance, delivered to customers globally operating in various industry segments. Accordingly, revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the significant accounting policies.

Industry segments at the Company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment, while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The Company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the Company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry Segments

Year ended March 31, 2010 and March 31, 2009:

in Rs. crore
	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	7,354	3,988	3,234	2,989	3,575	21,140
	7,020	3,876	3,450	2,699	3,219	20,264
Identifiable operating expenses	3,095	1,853	1,355	1,267	1,564	9,134
	3,008	1,675	1,445	1,140	1,359	8,627
Allocated expenses	1,615	877	712	657	785	4,646
	1,638	905	807	630	751	4,731
Segmental operating income	2,644	1,258	1,167	1,065	1,226	7,360
	2,374	1,296	1,198	929	1,109	6,906
Unallocable expenses						807
						694
Operating income						6,553
						6,212
Other income (expense), net						910
						504
Provision for investments						(9)
						2
Net profit before taxes and exceptional item						7,472
						6,714
Income taxes						1,717
						895
Net profit after taxes before exceptional item						5,755
						5,819
Income on sale of investments, net of taxes						48
						-
Net profit after taxes and exceptional items						5,803
						5,819

Geographic Segments

Year ended March 31, 2010 and March 31, 2009:

in Rs. crore
	North America	Europe	India	Rest of the World	Total
Revenues	14,170	4,633	269	2,068	21,140
	13,123	5,060	260	1,821	20,264
Identifiable operating expenses	6,028	1,963	77	1,066	9,134
	5,626	2,082	63	856	8,627
Allocated expenses	3,114	1,020	59	453	4,646
	3,060	1,183	61	427	4,731
Segmental operating income	5,028	1,650	133	549	7,360
	4,437	1,795	136	538	6,906
Unallocable expenses					807
					694
Operating income					6,553
					6,212
Other income (expense), net					910
					504
Provision for investments					(9)
					2
Net profit before taxes and exceptional item					7,472
					6,714
Income taxes					1,717
					895
Net profit after taxes before exceptional item					5,755
					5,819
Income on sale of investments, net of taxes					48
					-
Net profit after taxes and exceptional items					5,803
					5,819

23.2.17. Provision for doubtful debts

Periodically, the Company evaluates all customer dues to the Company for collectability. The need for provisions is assessed based on various factors including collectability of specific dues, risk perceptions of the industry in which the customer operates, general economic factors, which could affect the customer’s ability to settle. The Company normally provides for debtor dues outstanding for 180 days or longer as at the Balance Sheet date. As at March 31, 2010 the company has provided for doubtful debts of Rs. 21 crore (Rs. 66 crore as at March 31, 2009) on dues from certain customers although the outstanding amounts were less than 180 days old, since the amounts were considered doubtful of recovery. The company pursues the recovery of the dues, in part or full.

23.2.18. Dividends remitted in foreign currencies

The Company remits the equivalent of the dividends payable to equity shareholders and holders of ADS. For ADS holders the dividend is remitted in Indian rupees to the depository bank, which is the registered shareholder on record for all owners of the Company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted:

in Rs. crore
Particulars	Number of shares to which the dividends relate	Year ended March 31,
		2010	2009
Interim dividend for fiscal 2010	10,70,15,201	107	-
Interim dividend for fiscal 2009	10,97,63,357	-	110
Final dividend for fiscal 2009	10,73,97,313	145	-
Final dividend for fiscal 2008	10,95,11,049	-	79
Special dividend for fiscal 2008	10,95,11,049	-	219

23.2.19. Reconciliation of basic and diluted shares used in computing earnings per share

Particulars	Year ended March 31,
	2010	2009
Number of shares considered as basic weighted average shares outstanding	57,33,09,523	57,24,90,211
Add: Effect of dilutive issues of shares/stock options	6,40,108	9,72,970
Number of shares considered as weighted average shares and potential shares outstanding	57,39,49,631	57,34,63,181

23.2.20 Provision for post-sales client support and warranties

The movement in the provision for post-sales client support and warranties is as follows :
in Rs. crore
Particulars	Year ended March 31,
	2010	2009
Balance at the beginning	75	43
Provision recognized/(reversed)	(2)	39
Provision utilised	-	(7)
Balance at the end	73	75

Provision for post-sales client support is expected to be utilized over a period of 6 months to 1 year.

23.2.21. Gratuity Plan

The following table set out the status of the Gratuity Plan as required under AS 15.

Reconciliation of opening and closing balances of the present value of the defined benefit obligation and plan assets:

	in Rs. crore
Particulars	As at March 31,
	2010	2009	2008	2007
Obligations at year beginning	256	217	221	180
Transfer of obligation	(2)	-	-	-
Service cost	72	47	47	44
Interest cost	19	15	16	14
Actuarial (gain)/ loss	(4)	-	(9)	-
Benefits paid	(33)	(23)	(21)	(17)
Amendment in benefit plans	-	-	(37)	-
Obligations at year end	308	256	217	221
Defined benefit obligation liability as at the balance sheet is fully funded by the Company
Change in plan assets
Plans assets at year beginning, at fair value	256	229	221	167
Expected return on plan assets	24	16	18	16
Actuarial gain/ (loss)	1	5	2	3
Contributions	62	29	9	52
Benefits paid	(33)	(23)	(21)	(17)
Plans assets at year end, at fair value	310	256	229	221
Reconciliation of present value of the obligation and the fair value of the plan assets:
Fair value of plan assets at the end of the year	310	256	229	221
Present value of the defined benefit obligations at the end of the year	308	256	217	221
Asset recognized in the balance sheet	2	-	12	-
Assumptions
Interest rate	7.82%	7.01%	7.92%	7.99%
Estimated rate of return on plan assets	9.00%	7.01%	7.92%	7.99%
Weighted expected rate of salary increase	7.27%	5.10%	5.10%	5.10%

in Rs. crore
	Year ended March 31,
	2010	2009
Gratuity cost for the period/year
Service cost	72	47
Interest cost	19	15
Expected return on plan assets	(24)	(16)
Actuarial (gain)/loss	(5)	(5)
Plan amendment amortization	(3)	(4)
Net gratuity cost	59	37
Actual return on plan assets	25	21

Gratuity cost, as disclosed above, is included under salaries and bonus and is segregated between software development expenses, selling and marketing expenses and general and administration expenses on the basis of number of employees.

During December 31, 2009, a reimbursement obligation of Rs. 2 crore has been recognized towards settlement of gratuity liability of Infosys Consulting India Limited.

As of March 31, 2010 and March 31, 2009, the plan assets have been primarily invested in government securities. The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors such as supply and demand factors in the employment market.

Effective July 1, 2007, the Company revised the employee death benefits provided under the gratuity plan, and included all eligible employees under a consolidated term insurance cover. Accordingly, the obligations under the gratuity plan reduced by Rs. 37 crore, which is being amortised on a straight line basis to the net profit and loss account over 10 years representing the average future service period of the employees. The unamortized liability as at March 31, 2010 and March 31, 2009 amounted to Rs. 26 crore and Rs. 29 crore, respectively and disclosed under "Current Liabilities".

The company expects to contribute approximately Rs. 50 crore to the gratuity trust for fiscal 2011.

23.2.22.a Provident Fund

The Guidance on Implementing AS 15, Employee Benefits (revised 2005) issued by Accounting Standards Board (ASB) states that benefits involving employer established provident funds, which require interest shortfalls to be recompensed are to be considered as defined benefit plans. Pending the issuance of the final guidance note from the Actuarial Society of India, the Company’s actuary has expressed an inability to reliably measure provident fund liabilities. Accordingly the Company is unable to exhibit the related information.

The company contributed Rs. 150 crore to the Provident Fund during the year ended March 31, 2010, respectively. (Rs. 137 crore during the year ended March 31, 2009, respectively).

23.2.22.b Superannuation

The company contributed Rs. 54 crore to the Superannuation Trust during the year ended March 31, 2010 (Rs. 52 crore during the year ended March 31, 2009).

23.2.23 Cashflow statement

23.2.23.a Unclaimed dividend

The balance of cash and cash equivalents includes Rs. 2 crore as at March 31, 2010 (Rs. 2 crore as at March 31, 2009) set aside for payment of dividends.

23.2.23.b Restricted cash

Deposits with financial institutions as at March 31, 2010 include Rs. 281 crore (Rs. 253 crore as at March 31, 2009) deposited with Life Insurance Corporation of India to settle employee-related obligations as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered "cash and cash equivalents".

23.2.24 Dues to micro and small enterprises

The company has no dues to micro and small enterprises during the year ended March 31, 2010 and March 31, 2009 and as at March 31, 2010 and March 31, 2009.

23.2.25 Miscellaneous income

Miscellaneous income of Rs. 38 crore during the year ended March 31, 2009 includes a net amount of Rs. 18 crore consisting of Rs. 33 crore received from Axon Group Plc. towards the inducement fee offset by Rs. 15 crore towards expenses incurred in relation to this transaction.

23.2.26 Exceptional item

During the year ended March 31, 2010 the company sold 32,31,151 shares of On Mobile Systems Inc, USA (OMSI) at a price of Rs. 166.58 per share amounting to a total consideration of Rs. 53 crore, net of taxes and transaction costs. The resultant income of Rs. 48 crore has been appropriated to capital reserve.

23.3 Details of rounded off amounts

The financial statements are represented in Rs. crore as per the approval received from Department of Company Affairs (DCA) earlier. Those items which were not represented in the financial statement due to rounding off to the nearest Rs. crore are given as follows :
Balance Sheet Items

in Rs. crore
Schedule	Description	As at March 31,
		2010	2009
3	Fixed assets
	Vehicles
	Addition during the period	0.04	0.50
	Depreciation and amortisation	-	0.57
	Deletion during the period from depreciation	0.04	-

4	Investment in Infosys Sweden	0.06	-

7	Cash on Hand	-	0.01

23.2.7	Related party transactions
	Debtors
	Infosys BPO s.r.o.	0.04	0.02
	Infosys China	19.18	0.16
	Infosys Consulting	26.37	0.34
	Infosys Thailand	0.04	0.01
	Infosys Sweden	0.08	0.06
	Infosys Brasil	0.62	-
	Creditors
	Infosys BPO s.r.o.	0.16	0.09
	Infosys Mexico	4.97	0.04
	Infosys Thailand	0.02	-

23.2.13	Balances with scheduled banks
	- Citi Bank - Unclaimed dividend account	0.49	0.58
	- HDFC Bank - Unclaimed dividend account	1.00	0.46
	- Deutsche Bank - EEFC account in United Kingdom Pound Sterling	-	0.05
	- Deutsche Bank - EEFC account in Swiss Franc	0.33	3.35
	- State Bank of India	0.04	-
	- Bank of Baroda	0.02	-

	Balances with non-scheduled banks
	- ABN Amro Bank, Copenhagen, Denmark	0.21	0.06
	- Citibank N.A, New Zealand	0.26	-
	- Deutsche Bank, Moscow	0.34	-
	- Deutsche Bank, Zurich, Switzerland	9.72	0.22
	- Deutsche Bank, Zurich, Switzerland U.S. dollars	1.40	0.05
	- Deutsche Bank, Spain	1.47	0.57
	-Bank of Baroda, Mauritius	-	0.06
	- Nordbanken, Sweden	0.06	0.05
	- Standard Chartered Bank, UAE	0.09	-
	- The Bank of Tokyo-Mitsubishi UFJ, Ltd., Japan	0.16	0.59

23.2.13	Maximum Balances with non-scheduled banks
	- ABN Amro Bank, Denmark	0.34	0.08
	- Deutsche Bank Russia	0.37	-
	- Nordbanken, Sweden	0.48	1.17
	- Deutsche Bank, Russia USD A/c	0.21	1.24

Profit & Loss Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2010	2009

Profit & Loss	Additional dividend tax	0.04	0.12

12	Selling and Marketing expenses
	Office maintenance	0.19	0.34
	Computer maintenance	0.02	-
	Software Packages for own use	-	0.04
	Consumables	0.04	0.15
	Advertisements	0.01	1.73
	Insurance charges	0.02	0.03
	Rates and taxes	0.09	0.01

13	General and Administrative expenses
	Provision for doubtful loans and advances	0.28	0.74
	Overseas group health insurance	0.88	0.48
	Auditor’s remuneration :
	Certification charges	0.05	0.05
	Out-of-pocket expenses	0.03	0.03
	Miscellaneous expenses	0.15	4.00

23.2.1	Aggregate expenses
	Provision for doubtful loans and advances	0.28	0.74
	Auditor’s remuneration
	Certification Charges	0.05	0.05
	Out-of-pocket expenses	0.03	0.03

23.2.7	Related party transactions
	Revenue transactions
	Purchase of services - Infosys BPO s.r.o.	0.44	1.10
	Purchase of services - Infosys BPO (Poland)	0.03	-
	Sale of services - Infosys Mexico	-	0.07

23.2.14	Profit on disposal of fixed assets, included in miscellaneous income	-	0.16

Cash Flow Statement Items

in Rs. crore
Schedule	Description	Year ended March 31,
		2010	2009
Cash flow statement	Profit / (loss) on sale of fixed assets	-	0.16
	Proceeds on disposal of fixed assets	-	0.21
	Provision for investments	-	1.95

23.4 Transactions with key management personnel

Key management personnel comprise directors and members of executive council.

Particulars of remuneration and other benefits paid to whole-time directors and members of executive council during the year ended March 31, 2010 and March 31, 2009 :

in Rs. crore
Name	Salary	Contributions to provident and other funds	Perquisites and incentives	Total Remuneration
Co-Chairman*
Nandan M. Nilekani	0.09	0.02	0.23	0.34
	0.30	0.07	0.54	0.91
Chief Executive Officer and Managing Director
S. Gopalakrishnan	0.32	0.08	0.61	1.01
	0.30	0.07	0.55	0.92
Chief Operating Officer and Director
S. D. Shibulal	0.31	0.08	0.56	0.95
	0.28	0.07	0.52	0.87
Whole-time Directors
K. Dinesh	0.32	0.08	0.61	1.01
	0.30	0.07	0.54	0.91
T. V. Mohandas Pai	0.36	0.08	2.69	3.13
	0.36	0.09	2.14	2.59
Srinath Batni	0.36	0.07	1.98	2.41
	0.35	0.09	1.43	1.87
Chief Financial Officer
V. Balakrishnan	0.30	0.08	2.06	2.44
	0.29	0.07	2.00	2.36
Executive Council Members
Ashok Vemuri	2.09	-	2.79	4.88
	1.99	-	2.05	4.04
Chandra Shekar Kakal	0.28	0.06	1.73	2.07
	0.26	0.06	1.26	1.58
B.G. Srinivas	1.81	-	2.75	4.56
	1.82	-	2.85	4.67
Subhash B. Dhar	0.24	0.07	1.42	1.73
	0.23	0.06	0.98	1.27
*Effective July 9, 2009, Mr. Nandan M Nilekani has relinquished the positions of Co-Chairman, Member of the Board and employee of Infosys.

Particulars of remuneration and other benefits of non-executive/ independent directors for the year ended March 31, 2010 and March 31, 2009 :

Name	Commission	Sitting fees	Reimbursement of expenses	Total remuneration
Non-Whole time Directors
Deepak M Satwalekar	0.60	-	-	0.60
	0.68	-	0.02	0.70
Prof.Marti G. Subrahmanyam	0.65	-	0.20	0.85
	0.71	-	0.25	0.96
Dr.Omkar Goswami	0.52	-	0.03	0.55
	0.58	-	0.03	0.61
Claude Smadja	0.59	-	0.25	0.84
	0.67	-	0.26	0.93
Rama Bijapurkar	0.49	-	0.02	0.51
	0.56	-	0.01	0.57
Sridar A. Iyengar	0.62	-	0.21	0.83
	0.70	-	0.20	0.90
David L. Boyles	0.59	-	0.15	0.74
	0.69	-	0.21	0.90
Prof. Jeffrey S. Lehman	0.61	-	0.24	0.85
	0.63	-	0.22	0.85
K.V.Kamath**	0.39	-	0.02	0.41
	-	-	-	-
N. R. Narayana Murthy *	0.57	-	-	0.57
	0.63	-	-	0.63
* Non-executive chairman of the board and chief mentor.
** Joined the board effective May 02, 2009

Auditors’ Report on Quarterly Financial Results and Year to Date Financial Results of Infosys Technologies Limited Pursuant to the Clause 41 of the Listing Agreement

To
The Board of Directors of Infosys Technologies Limited

We have audited the quarterly financial results of Infosys Technologies Limited (‘the Company’) for the quarter ended 31 March 2010 and the year to date financial results for the period from 1 April 2009 to 31 March 2010, attached herewith, being submitted by the Company pursuant to the requirement of Clause 41 of the Listing Agreement, except for the disclosures regarding ‘Public Shareholding’ and ‘Promoter and Promoter Group Shareholding’ which have been traced from disclosures made by the Management and have not been audited by us. These quarterly financial results as well as the year to date financial results have been prepared on the basis of the interim financial statements, which are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial results based on our audit of such interim financial statements, which have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard (AS) 25, Interim Financial Reporting, prescribed by the Companies (Accounting Standards) Rules, 2006 as per section 211 (3C) of the Companies Act, 1956 and other accounting principles generally accepted in India.

We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial results are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts disclosed as financial results. An audit also includes assessing the accounting principles used and significant estimates made by management. We believe that our audit provides a reasonable basis for our opinion.

In our opinion and to the best of our information and according to the explanations given to us, these quarterly financial results as well as the year to date financial results:

(i)	are presented in accordance with the requirements of Clause 41 of the Listing Agreement in this regard; and

(ii)	give a true and fair view of the net profit and other financial information for the quarter ended 31 March 2010 as well as the year to date results for the period from 1 April 2009 to 31 March 2010.

Further, we also report that we have, on the basis of the books of account and other records and information and explanations given to us by the management, also verified the number of shares as well as percentage of shareholdings in respect of aggregate amount of public shareholdings, as furnished by the Company in terms of Clause 35 of the Listing Agreement and found the same to be correct.

for B S R & Co.
Chartered Accountants
Firm registration number: 101248W

Natrajan Ramkrishna
Partner
Membership number: 32815

Bangalore
13 April 2010